FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

December 27, 2021

The United States

Securities and Exchange Commission

Washington D. C. 20549

United States of America

Attn.: Filing Desk

Dear Sirs,

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, Company's Report on Form 6-K dated December 27, 2021 with respect to the Semi Annual Report filed with Kanto Local Bureau, Japan on December 27, 2021.

This is for your reference and records.

Yours sincerely,

For ICICI Bank Limited

Vivek Ranjan

Chief Manager

Encl : as above

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report

Filed with:	Director of Kanto Local Finance Bureau

Date of Filing:	December 27, 2021

For Six-month Period:	From April 1, 2021 through September 30, 2021

Corporate Name:	ICICI Bank Limited

Name and Title of Representative:	Pramod Rao
Group General Counsel

Location of Registered Office:	ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India

Personal Name or Corporate Name	Hironori Shibata, Attorney-at-Law
of Attorney-in-Fact:

Address or Location of	Anderson Mori & Tomotsune
Attorney-in-Fact:	Otemachi Park Building
1-1, Otemachi 1-chome
Chiyoda-ku, Tokyo

Telephone Number:	03-6775-1039

Name of Person to Contact with:	Yoshiki Mizoguchi, Attorney-at-Law
Wataru Iwanaga, Attorney-at-Law
Nozomu Shiba, Attorney-at-Law

Place to Contact with:	Anderson Mori & Tomotsune
Otemachi Park Building
1-1, Otemachi 1-chome
Chiyoda-ku, Tokyo

Telephone Number:	03-6775-1601

Place(s) for Public Inspection:	Not applicable.

Notes:

1.	In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on a standalone basis. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "the Bank" are, as the context requires, to ICICI Bank Limited on a standalone basis. References to “the Group” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under generally accepted accounting principles in India (“Indian GAAP”).

2.	In this document, references to "U.S. $" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For purposes of readability, certain U.S. dollar amounts have been converted into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 1, 2021 as quoted by MUFG Bank, Ltd. in Tokyo (U.S. $ 1 = ¥ 113.26), and certain rupee amounts have been converted into Japanese yen at the reference rate of Rs. 1 = ¥ 1.67 based on the foreign exchange rate as announced by MUFG Bank, Ltd. in Tokyo as at December 1, 2021.

3.	The fiscal year of the Bank commences on April 1 and ends at March 31 of each year. References to a particular "fiscal" year are to our fiscal year ending at March 31 of that particular year. For example, "fiscal 2022" refers to the year beginning on April 1, 2021 and ending at March 31, 2022.

4.	Where figures in tables have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I.	CORPORATE INFORMATION	1

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY		1
II.	OUTLINE OF COMPANY		2
	1.	Trends in Major Business Indices, etc.	2
	2.	Nature of Business	10
	3.	State of Affiliated Companies	10
	4.	State of Employees	10
III.	STATEMENT OF BUSINESS		10
	1.	Management Policy, Business Environment and Problems to be Coped with, etc.	10
	2.	Risks in Business, etc.	10
	3.	Management’s Analysis of Financial Condition, Operating Results and Statement of Cash Flows	11
	4.	Material Contracts Relating to Management, etc.	28
	5.	Research and Development Activities	28
IV.	STATEMENT OF FACILITIES		29
	1.	State of Major Facilities	29
	2.	Plan for Installation, Retirement, etc. of Facilities	29
V.	STATEMENT OF FILING COMPANY		30
	1.	State of Shares, etc.	30
		(1) Total Number of Shares, etc.	30
		(i) Total Number of Shares	30
		(ii) Issued Shares	30
		(2) State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause	30
		(3) Total Number of Issued Shares and Capital Stock	31

-i-

		(4) Major Shareholders	32
	2.	Statement of Directors and Officers	36
VI.	FINANCIAL CONDITION		45
	1.	Interim Financial Statements	45
	2.	Other Information	49
		(1) Legal and Regulatory Proceedings	49
		(2) Subsequent Events	49
	3.	Major Differences between United States and Japanese Accounting Principles and Practices	49
	4.	Major Differences between Indian and Japanese Accounting Principles and Practices	54
VII.	TRENDS IN FOREIGN EXCHANGE RATES		61
VIII.	REFERENCE INFORMATION OF FILING COMPANY		62

PART II.	INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.	63

I.	INFORMATION ON GUARANTY COMPANY	63
II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY	63
III.	INFORMATION ON BUSINESS INDICES, ETC.	63

-ii-

PART I. CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since the last Annual Securities Report ("ASR") filed on September 28, 2021 for fiscal 2021.

II.       OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited and unaudited, standalone and consolidated financial results of ICICI Bank Limited prepared in accordance with Indian GAAP.

Standalone financial results

(Rs. in crore/JPY in million)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2019	March 31, 2021	March 31, 2021	March 31, 2020
		(Unaudited)		(Unaudited)	(Unaudited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 41,617.05	JPY 695,004.74	Rs. 39,546.81	Rs. 36,545.36	Rs. 79,118.27	JPY 1,321,275.11	Rs. 74,798.32
	a) Interest/discount on advances/bills	30,722.67	513,068.59	28,614.58	27,920.42	57,288.81	956,723.13	57,551.11
	b) Income on investments	8,139.58	135,930.99	8,504.49	7,371.33	16,539.78	276,214.33	14,673.21
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	400.27	6,684.51	865.95	283.70	1,631.91	27,252.90	682.15
	d) Others	2,354.53	39,320.65	1,561.79	969.91	3,657.77	61,084.76	1,891.85
2.	Other income (refer note no. 7)	8,793.04	146,843.77	10,170.91	7,619.66	18,968.53	316,774.45	16,448.62
3.	TOTAL INCOME (1)+(2)	50,410.09	841,848.50	49,717.72	44,165.02	98,086.80	1,638,049.56	91,246.94
4.	Interest expended	18,991.55	317,158.89	20,900.97	20,750.50	40,128.84	670,151.63	41,531.25
5.	Operating expenses (e)+(f)	12,609.42	210,577.31	9,779.21	10,251.96	21,560.83	360,065.86	21,614.41
	e) Employee cost	4,758.98	79,474.97	4,133.42	4,094.62	8,091.78	135,132.73	8,271.24
	f) Other operating expenses	7,850.44	131,102.35	5,645.79	6,157.34	13,469.05	224,933.14	13,343.17
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	31,600.97	527,736.20	30,680.18	31,002.46	61,689.67	1,030,217.49	63,145.66
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)	18,809.12	314,112.30	19,037.54	13,162.56	36,397.13	607,832.07	28,101.28
8.	Provisions (other than tax) and contingencies (refer note no. 4 and 6)	5,565.17	92,938.34	10,589.22	6,002.60	16,214.41	270,780.65	14,053.24
9.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)-(8)	13,243.95	221,173.97	8,448.32	7,159.96	20,182.72	337,051.42	14,048.04
10.	Exceptional items	..	..	..	..	..	..	..
11.	PROFIT / (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)-(10)	13,243.95	221,173.97	8,448.32	7,159.96	20,182.72	337,051.42	14,048.04
12.	Tax expense (g)+(h)	3,116.98	52,053.57	1,597.84	4,596.97	3,990.04	66,633.67	6,117.23
	g) Current period tax	2,879.65	48,090.16	1,870.88	1,426.67	4,665.66	77,916.52	3,746.03
	h) Deferred tax adjustment	237.33	3,963.41	(273.04)	3,170.30	(675.62)	(11,282.85)	2,371.20
13.	NET PROFIT / (LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)-(12)	10,126.97	169,120.40	6,850.48	2,562.99	16,192.68	270,417.76	7,930.81
14.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..

15.	NET PROFIT / (LOSS) FOR THE PERIOD (13)-(14)	10,126.97	169,120.40	6,850.48	2,562.99	16,192.68	270,417.76	7,930.81
16.	Paid-up equity share capital (face value Rs. 2 each)	1,387.09	23,164.40	1,379.46	1,292.15	1,383.41	23,102.95	1,294.76
17.	Reserves excluding revaluation reserves	152,176.34	2,541,344.88	133,154.55	106,269.32	143,029.08	2,388,585.64	112,091.29
18.	Analytical ratios
	i) Percentage of shares held by Government of India	0.20%	..	0.34%	0.30%	0.34%	..	0.31%
	ii) Capital adequacy ratio (Basel III)	18.33%	..	18.47%	16.14%	19.12%	..	16.11%
	iii) Earnings per share (EPS)
	a) Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	14.62	24.42	10.41	3.97	24.01	40.10	12.28
	b) Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	14.34	23.95	10.30	3.91	23.67	39.53	12.08
19.	NPA Ratio [1]
	i) Gross non-performing customer assets (net of write-off)	41,437.41	692,004.75	38,989.19	45,638.79	41,373.42	690,936.11	41,409.16
	ii) Net non-performing customer assets	8,161.04	136,289.37	7,187.51	10,916.40	9,180.20	153,309.34	10,113.86
	iii) % of gross non-performing customer assets (net of write-off) to gross customer assets	4.82%	..	5.17% [2]	6.37%	4.96%	..	5.53%
	iv) % of net non-performing customer assets to net customer assets	0.99%	..	1.00% [2]	1.60%	1.14%	..	1.41%
20.	Return on assets (annualized)	1.67%	..	1.23%	0.54%	1.42%	..	0.81%
21.	Net worth [3]	144,264.76	2,409,221.49	125,260.17	98,748.86	134,709.32	2,249,645.64	103,665.11
22.	Outstanding redeemable preference shares	..	..	..	..	..	..	..
23.	Capital redemption reserve	350.00	5,845.00	350.00	350.00	350.00	5,845.00	350.00
24.	Debt-equity ratio [4]	0.38	..	0.62	0.89	0.51	..	0.75
25.	Total debts to total assets [5]	6.50%	..	11.73%	15.15%	7.45%	..	14.83%

1.	At September 30, 2021, the percentage of gross non-performing advances (net of write-off) to gross advances was 5.12% (March 31, 2021: 5.33%, September 30, 2020: 5.63%) and net non-performing advances to net advances was 1.06% (March 31, 2021: 1.24%, September 30, 2020: 1.09%).

2.	Including borrower accounts overdue for more than 90 days at September 30, 2020 and not classified as NPA pursuant to the Supreme Court order, the pro forma gross NPA ratio and net NPA ratio (based on customer assets), would have been 5.36% and 1.12% respectively at September 30, 2020.

3.	Net worth is computed as per the Reserve Bank of India Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015.

4.	Debt represent borrowings with residual maturity of more than one year.

5.	Total debt represents total borrowings of the Bank.

Consolidated segmental results of ICICI Bank Limited

(Rs. in crore/JPY in million)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2019	March 31, 2021	March 31, 2021	March 31, 2020
		(Unaudited)		(Unaudited)	(Unaudited)	(Audited)		(Audited)
1.	Segment revenue
a	Retail Banking	Rs. 40,693.22	JPY 679,576.77	Rs. 36,821.12	Rs. 34,958.59	Rs. 75,669.29	JPY 1,263,677.14	Rs. 72,554.24
b	Wholesale Banking	19,156.35	319,911.05	18,775.00	19,577.97	37,194.53	621,148.65	39,942.34
c	Treasury	32,787.00	547,542.90	35,112.67	30,301.51	66,481.09	1,110,234.20	62,092.61
d	Other Banking	1,361.76	22,741.39	1,610.71	2,179.63	3,180.06	53,107.00	3,996.67
e	Life Insurance	20,842.14	348,063.74	17,861.36	17,638.38	43,621.59	728,480.55	39,703.81
f	General Insurance	..	..	6,190.87	6,117.34	12,964.83	216,512.66	12,374.48
g	Others	4,369.02	72,962.63	4,009.62	3,384.60	7,827.03	130,711.40	6,737.13
	Total segment revenue	119,209.49	1,990,798.48	120,381.35	114,158.02	246,938.42	4,123,871.61	237,401.28
	Less: Inter segment revenue	44,373.03	741,029.60	43,175.88	42,864.35	85,746.23	1,431,962.04	87,615.18
	Income from operations	74,836.46	1,249,768.88	77,205.47	71,293.67	161,192.19	2,691,909.57	149,786.10
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	2,995.57	50,026.02	5,771.00	4,536.59	7,739.97	129,257.50	8,993.02
b	Wholesale Banking	3,784.83	63,206.66	1,699.59	8.31	5,819.95	97,193.17	927.23
c	Treasury	5,300.22	88,513.67	6,462.10	2,157.49	10,615.59	177,280.35	4,995.86
d	Other Banking	301.87	5,041.23	288.36	779.01	573.57	9,578.62	1,086.79
e	Life Insurance	258.84	4,322.63	641.06	593.25	1,081.18	18,055.71	1,068.40
f	General Insurance	..	..	1,085.61	936.33	1,953.95	32,630.97	1,696.89
g	Others	2,142.69	35,782.92	1,956.66	1,256.17	4,007.71	66,928.76	2,385.27
h	Unallocated expenses	1,050.00	17,535.00	(6,047.30)	..	(4,750.00)	(79,325.00)	(1,510.49)
	Total segment results	15,834.02	264,428.13	11,857.08	10,267.15	27,041.92	451,600.06	19,642.97
	Less: Inter segment adjustment	1,040.62	17,378.35	452.34	529.20	1,157.88	19,336.60	1,229.58
	Add: Share of profit in associates	382.68	6,390.76	55.27	107.91	144.29	2,409.64	175.22
	Profit before tax and minority interest	15,176.08	253,440.54	11,460.01	9,845.86	26,028.33	434,673.11	18,588.61
3.	Segment assets
a	Retail Banking	440,449.89	7,355,513.16	364,641.11	330,218.45	412,498.65	6,888,727.46	351,341.21
b	Wholesale Banking	334,763.84	5,590,556.13	294,183.17	291,424.14	325,937.50	5,443,156.25	307,307.06
c	Treasury	482,178.51	8,052,381.12	473,650.66	341,571.54	460,232.05	7,685,875.24	413,379.14
d	Other Banking	65,889.47	1,100,354.15	75,842.65	79,073.85	75,068.23	1,253,639.44	73,452.80
e	Life Insurance	241,441.14	4,032,067.04	184,161.41	167,756.97	216,918.91	3,622,545.80	155,710.49
f	General Insurance	..	..	37,868.07	34,886.08	38,943.61	650,358.29	36,599.06
g	Others	40,544.01	677,084.97	43,035.95	38,880.83	44,599.48	744,811.32	37,894.74
h	Unallocated	10,695.36	178,612.51	16,505.99	18,022.01	14,359.97	239,811.50	16,195.02
	Total	1,615,962.22	26,986,569.07	1,489,889.01	1,301,833.87	1,588,558.40	26,528,925.28	1,391,879.52
	Less: Inter segment adjustment	11,909.30	198,885.31	13,875.31	13,644.15	14,746.16	246,260.87	14,587.29
	Total segment assets	1,604,052.92	26,787,683.76	1,476,013.70	1,288,189.72	1,573,812.24	26,282,664.41	1,377,292.23
4.	Segment liabilities
a	Retail Banking	726,094.15	12,125,772.31	623,628.40	523,595.45	686,920.79	11,471,577.19	573,246.77
b	Wholesale Banking	293,984.46	4,909,540.48	242,783.86	198,247.93	282,163.92	4,712,137.46	230,712.86
c	Treasury	106,797.40	1,783,516.58	164,790.95	173,257.09	121,596.08	2,030,654.54	189,938.38
d	Other Banking	48,834.28	815,532.48	60,624.11	65,367.14	56,774.88	948,140.50	60,562.11
e	Life Insurance	232,835.33	3,888,350.01	176,102.67	160,602.20	207,915.76	3,472,193.19	148,643.69
f	General Insurance	..	..	31,175.63	29,512.46	31,143.21	520,091.61	31,336.69
g	Others	33,601.16	561,139.37	37,200.09	33,975.01	38,195.80	637,869.86	32,968.47
h	Unallocated	5,210.46	87,014.68	7,557.80	..	6,260.46	104,549.68	1,510.49
	Total	1,447,357.24	24,170,865.91	1,343,863.51	1,184,557.28	1,430,970.90	23,897,214.03	1,268,919.46
	Less: Inter segment adjustment	11,909.30	198,885.31	13,875.31	13,644.15	14,746.16	246,260.87	14,587.29
	Total segment liabilities	1,435,447.94	23,971,980.60	1,329,988.20	1,170,913.13	1,416,224.74	23,650,953.16	1,254,332.17
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(285,644.25)	(4,770,258.98)	(258,987.29)	(193,377.00)	(274,422.14)	(4,582,849.74)	(221,905.56)
b	Wholesale Banking	40,779.38	681,015.65	51,399.31	93,176.21	43,773.58	731,018.79	76,594.20
c	Treasury	375,381.11	6,268,864.54	308,859.71	168,314.45	338,635.97	5,655,220.70	223,440.76
d	Other Banking	17,055.19	284,821.67	15,218.54	13,706.71	18,293.35	305,498.95	12,890.69
e	Life Insurance	8,605.81	143,717.03	8,058.74	7,154.77	9,003.15	150,352.61	7,066.80
f	General Insurance	..	..	6,692.44	5,373.62	7,800.40	130,266.68	5,262.37
g	Others	6,942.84	115,945.43	5,835.86	4,905.82	6,403.68	106,941.46	4,926.27
h	Unallocated	5,484.90	91,597.83	8,948.19	18,022.01	8,099.51	135,261.82	14,684.53
	Total capital employed	Rs. 168,604.98	JPY 2,815,703.17	Rs. 146,025.50	Rs. 117,276.59	Rs. 157,587.50	JPY 2,631,711.25	Rs. 122,960.06

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with the Reserve Bank of India circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Indian Accounting Standards by Listed Entities.

2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.

7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and accordingly general insurance has been discontinued as a business segment from April 1, 2021.From April 1, 2021, the Bank's share in the net profit of ICICI Lombard General Insurance Company Limited is included in 'share of profit in associates'.

8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on October 23, 2021. The statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial results for the six months ended September 30, 2021.

2.	The financial results have been prepared in accordance with the recognition and measurement principles given in Accounting Standard 25 on 'Interim Financial Reporting' as prescribed under Companies Act 2013.

3.	The Reserve Bank of India, through its clarification dated August 30, 2021, has advised banks that the fair value of share-linked instruments granted after March 31, 2021 should be recognised as an expense. Accordingly, the Bank has changed its accounting policy from intrinsic value method to fair value method for valuation of all stock options granted after March 31, 2021 under its Employee Stock Options Scheme. The fair value of stock options is estimated on the date of grant using Black-Scholes model and is recognised as employee expense over the vesting period. Accordingly, the Bank has recognised additional employee expense of Rs. 124.88 crore during the quarter and six months ended September 30, 2021 with a consequent reduction in profit after tax by the said amount.

4.	Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress as per the Reserve Bank of India circular dated August 6, 2020 (Resolution Framework 1.0):

Rs. in crore, except number of accounts

Type of Borrower	Number of accounts where resolution plan has been implemented under this window (A)	Exposure to accounts mentioned at (A) before implementation of the plan (B)	Of (B), aggregate amount of debt that was converted into other securities (C)	Additional funding sanctioned, if any, including between invocation of the plan and implementation (D)	Increase in provisions on account of the implementation of the resolution (E)
Personal Loans[1]	1,499	669.57	..	..	98.08
Corporate Loans	36	3,058.11	..	..	488.87
Of which, MSMEs	..	..	..	..	..
Others	8	9.98	..	..	1.49
Total	1,543	3,737.66	..	..	588.44

1. Includes various categories of retail loans.

Rs. in crore, except number of accounts

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of the previous half-year (A)[1]	Of (A), aggregate debt that slipped into NPA during the six months ended September 30, 2021 [2]	Of (A) amount written off during the six months ended September 30, 2021	Of (A) amount paid by the borrowers during the six months ended September 30, 2021	Exposure to accounts classified as Standard consequent to implementation of resolution plan – September 30, 2021
Personal Loans[3]	669.57	56.49	0.76	72.58	540.50
Corporate persons	3,058.11	4.71	..	59.82	2,993.58
Of which, MSMEs	..	..	..	..	..
Others	9.98	0.02	..	0.28	9.68
Total	3,737.66	61.22	0.76	132.68	3,543.76

1. Includes cases where resolution plan implemented after March 31, 2021.

2. Includes cases which have been written off during the period.

3. Includes various categories of retail loans

Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress of individuals and small borrowers as per the Reserve Bank of India circular dated May 5, 2021 (Resolution Framework 2.0):

Rs. in crore, except number of accounts

S No	Description	Individual Borrowers		Small businesses
		Personal Loans	Business Loans
(A)	Number of requests received for invoking resolution process	43,341	1,768	1,515
(B)	Number of accounts where resolution plan has been implemented under this window	39,414	1,180	1,167
(C)	Exposure to accounts mentioned at (B) before implementation of the plan	3,029.94	442.85	685.41
(D)	Of (C), aggregate amount of debt that was converted into other securities	..	..	..
(E)	Additional funding sanctioned, if any, including between invocation of the plan and implementation	..	..	..
(F)	Increase in provisions on account of the implementation of the resolution plan	601.08	102.23	136.93

1. Further, there were 119 borrower accounts with an aggregate exposure of Rs. 118.19 crore, where resolution plan was earlier implemented under the Reserve Bank of India’s resolution framework 1.0 and now modified under the Reserve Bank of India’s resolution framework 2.0.

5.	In accordance with the Scheme of Arrangement (“Scheme”) between ICICI Lombard General Insurance Company Limited (“ICICI General”) and Bharti AXA General Insurance Company Limited (“Bharti AXA”), as approved by Insurance Regulatory and Development Authority of India on September 3, 2021, assets and liabilities of Bharti AXA’s general insurance business vested with ICICI General on the Appointed Date of April 1, 2020. ICICI General issued two fully paid up equity shares of Rs. 10 each to the shareholders of Bharti AXA for every 115 fully paid up equity shares of Rs. 10 each. Subsequent to issuance of equity shares to Bharti AXA shareholders, the Bank’s shareholding in ICICI General reduced to below 50.0%. Accordingly, the Bank has restated its consolidated financial results for the three months ended June 30, 2021 to give impact of the Scheme and also account its investment in ICICI General as an associate under Accounting Standard - 23 - 'Accounting for Investments in Associates' in consolidated financial statements. As a result, the consolidated profit after tax for the three months ended June 30, 2021 is Rs. 4,762.77 crore as compared to the earlier reported amount of Rs. 4,747.42 crore.

The consolidated financial results for the three months ended June 30, 2021, the three months ended September 30, 2021 and the six months ended September 30, 2021 are not comparable with the previous periods.

6.	During financial year 2021, the Covid-19 pandemic resulted in a nation-wide lockdown in April-May 2020 which substantially impacted economic activity. Regulatory measures like moratorium on payment of dues and standstill in asset classification were implemented to mitigate the economic consequences on borrowers. The pandemic resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy from the second half of financial year 2021.

The second wave of the Covid-19 pandemic in April-May 2021 led to the re-imposition of localised/regional lock-down measures in various parts of the country. The second wave has started to subside from June 2021 onwards and there has been a lifting of lockdowns, resulting in a gradual increase in economic activity.

The Bank made net Covid-19 related provision of Rs. 4,750.00 crore in financial year 2021 and held an aggregate Covid-19 related provision of Rs. 7,475.00 crore at March 31, 2021. During the six months ended September 30, 2021, the Bank wrote-back Covid-19 related provision of Rs. 1,050.00 crore (the three months ended September 30, 2021: Nil; the three months ended June 30, 2021: Rs. 1,050.00 crore) and accordingly held Covid-19 related provision of Rs. 6,425.00 crore at September 30, 2021.

While there has been a reduction in the number of new reported Covid-19 cases, significant progress on vaccination and increase in economic activity, the impact, including with respect to credit quality and provisions, of the Covid-19 pandemic on the Bank and the Group, is uncertain and will depend on the trajectory of the pandemic, progress and effectiveness of the vaccination programme, the effectiveness of current and future steps taken by the government and central bank to mitigate the economic impact and the steps taken by the Bank and the Group.

7.	During the three months ended September 30, 2020, the Bank had sold equity shares in its subsidiaries and made a net gain of Rs. 305.01 crore in standalone financial results and Rs. 280.13 crore in consolidated financial results (the six months ended September 30, 2021: Nil; the six months ended September 30, 2020: net gain of Rs. 3,341.30 crore in standalone financial results and Rs. 2,996.00 crore in consolidated financial results; financial year 2021: net gain of Rs. 3,669.94 crore in standalone financial results and Rs. 3,297.05 crore in consolidated financial results).

8.	During the three months ended September 30, 2021, the Bank has allotted 9,372,640 equity shares of Rs. 2 each pursuant to exercise of employee stock options.

9.	In accordance with the Reserve Bank of India’s guidelines on 'Basel III Capital Regulations', read together with the Reserve Bank of India circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at September 30, 2021, including leverage ratio and liquidity coverage ratio, is available at https://www.icicibank.com/regulatory-disclosure.page.

10.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

11.	The above standalone and consolidated financial results for the six months ended September 30, 2021 have been reviewed by the joint statutory auditors, MSKA & Associates, Chartered Accountants and Khimji Kunverji & Co LLP, Chartered Accountants. The standalone and consolidated financial results for the six months ended September 30, 2020 and financial year 2021 were reviewed/audited by another firm of Chartered Accountants, Walker Chandiok & Co LLP, on which they had issued unmodified conclusion/opinion.

12.	Rs. 1 crore = Rs. 10.0 million.

2.	Nature of Business

There has been no material change since the last ASR filed on September 28, 2021 for fiscal 2021, except for the following.

During fiscal 2021, the board of directors of ICICI Lombard General Insurance Company, our general insurance subsidiary, approved merger of the general insurance business of Bharti AXA General Insurance Company Limited with effect from April 1, 2020, which was subject to regulatory approvals. The Insurance Regulatory and Development Authority of India approved the merger on September 3, 2021 and assets and liabilities of Bharti AXA’s general insurance business vested with ICICI Lombard General Insurance Company Limited effective April 1, 2020. ICICI Lombard General Insurance Company Limited issued two fully paid up equity shares of Rs. 10 each to the shareholders of Bharti AXA General Insurance Company Limited for every 115 fully paid up equity shares of Rs. 10 each. Subsequent to issuance of equity shares to Bharti AXA General Insurance Company Limited shareholders, ICICI Bank’s shareholding in ICICI Lombard General Insurance Company Limited reduced to below 50.0%. Accordingly, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary of the Bank and became an associate under Accounting Standard - 23 - 'Accounting for Investments in Associates'.

3.	State of Affiliated Companies

There has been no material change since the last ASR filed on September 28, 2021 for fiscal 2021, except for the following.

During the six months ended September 30, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary of the Bank and became an associate under Accounting Standard - 23 - 'Accounting for Investments in Associates'.

4.	State of Employees

At September 30, 2021, we had 100,210 employees, including interns, sales executives and employees on fixed-term contracts.

III.	STATEMENT OF BUSINESS

1.	Management Policy, Business Environment and Problems to be Coped with, etc.

There has been no material change since the last ASR filed on September 28, 2021 for fiscal 2021.

2.	Risks in Business, etc.

There has been no material change since the last ASR filed on September 28, 2021 for fiscal 2021.

3.	Management’s Analysis of Financial Condition, Operating Results and Statement of Cash Flows

During fiscal 2021, the Covid-19 pandemic resulted in a nation-wide lockdown in April-May 2020 which substantially impacted economic activity. Regulatory measures like moratorium on payment of dues and standstill in asset classification were implemented to mitigate the economic consequences on borrowers. The pandemic resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy from the second half of fiscal 2021.

The second wave of the Covid-19 pandemic in April-May 2021 led to the re-imposition of localised/regional lock-down measures in various parts of India. The second wave has started to subside from June 2021 onwards and there has been a lifting of lock downs, resulting in a gradual increase in economic activity.

The Bank made net Covid-19 related provision of Rs. 47.50 billion in fiscal 2021 and held an aggregate Covid-19 related provision of Rs. 74.75 billion at March 31, 2021. During six months ended September 30, 2021, the Bank wrote-back Covid-19 related provision of Rs. 10.50 billion and accordingly held Covid-19 related provision of Rs. 64.25 billion at September 30, 2021.

While there has been a reduction in the number of new reported Covid-19 cases, significant progress on vaccination and increase in economic activity, the impact, including with respect to credit quality and provisions, of the Covid-19 pandemic on the Bank and the Group, is uncertain and will depend on the trajectory of the pandemic, progress and effectiveness of the vaccination programme, the effectiveness of current and future steps taken by the government and central bank to mitigate the economic impact and the steps taken by the Bank and the Group.

The following discussion is based on our unaudited standalone financial results for the six months ended September 30, 2021.

Profit after tax increased from Rs. 68.50 billion in the six months ended September 30, 2020 to Rs. 101.27 billion in the six months ended September 30, 2021 primarily due to a decrease in provisions, an increase in net interest income and increase in fee income, offset, in part, by a decrease in income from treasury-related activities.

Net interest income increased by 21.3% from Rs. 186.46 billion in the six months ended September 30, 2020 to Rs. 226.26 billion in the six months ended September 30, 2021 due to an increase in net interest margin by 31 basis points to 3.94% and an increase of 11.7% in the average volume of interest-earning assets.

Fee income increased by 34.1% from Rs. 52.43 billion in the six months ended September 30, 2020 to Rs. 70.30 billion in the six months ended September 30, 2021. Fee income in the six months ended September 30, 2020 was impacted due to lower borrowing and investment activities by customers and lower consumer spends due to the nation-wide lockdown in April-May 2020 which substantially impacted economic activity.

Non-interest expense increased by 28.9% from Rs. 97.79 billion in the six months ended September 30, 2020 to Rs. 126.09 billion in the six months ended September 30,

2021 primarily due to an increase in retail business volume, employee expenses and technology related expenses. The increase also reflected somewhat lower base of non-interest expense in the six months ended September 30, 2020 due to the nation-wide lockdown in April-May 2020, which substantially impacted business activities and related expenses.

Income from treasury-related activities decreased from Rs. 43.05 billion in the six months ended September 30, 2020 to Rs. 6.86 billion in the six months ended September 30, 2021. In the six months ended September 30, 2020, the Bank made a gain (net of expenses) of Rs. 33.41 billion on sale of equity shares in its subsidiaries/affiliate namely ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited. The gain on government securities and other fixed income portfolio decreased from Rs. 10.70 billion in the six months ended September 30, 2020 to Rs. 2.68 billion in the six months ended September 30, 2021. During the six months ended September 30, 2020, gain was higher primarily due to decline in interest rates.

Provisions and contingencies (excluding provisions for tax) decreased by 47.4% from Rs. 105.89 billion in the six months ended September 30, 2020 to Rs. 55.67 billion in the six months ended September 30, 2021. Provisions and contingencies (excluding provisions for tax) in the six months ended September 30, 2020 included Covid-19 related provision of Rs. 60.47 billion. The provision coverage ratio was 80.1% at September 30, 2021 as compared to 81.5% at September 30, 2020.

The income tax expense increased from Rs. 15.98 billion in the six months ended September 30, 2020 to Rs. 31.17 billion in the six months ended September 30, 2021. The effective tax rate increased from 18.9% in the six months ended September 30, 2020 to 23.5% in the six months ended September 30, 2021. The income-tax expense in the six months ended September 30, 2020 was lower as the income included a significant amount of capital gain on sale of stake in subsidiaries, which incurs lower income tax.

Total assets increased by 9.7% from Rs. 11,629.71 billion at September 30, 2020 to Rs. 12,760.02 billion at September 30, 2021. Total advances increased by 17.2% from Rs. 6,526.08 billion at September 30, 2020 to Rs. 7,649.37 billion at September 30, 2021. Domestic advances increased by 19.0% from Rs. 6,102.79 billion at September 30, 2020 to Rs. 7,262.36 billion at September 30, 2021. Total deposits increased by 17.3% from Rs. 8,329.36 billion at September 30, 2020 to Rs. 9,774.49 billion at September 30, 2021. Term deposits increased by 12.5% from Rs. 4,683.56 billion at September 30, 2020 to Rs. 5,267.45 billion at September 30, 2021. Savings account deposits increased by 23.9% from Rs. 2,570.63 billion at September 30, 2020 to Rs. 3,185.57 billion at September 30, 2021. Current account deposits increased by 22.9% from Rs. 1,075.17 billion at September 30, 2020 to Rs. 1,321.47 billion at September 30, 2021. Average current and savings account deposits increased by 26.0% from Rs. 3,155.44 billion at September 30, 2020 to Rs. 3,977.24 billion at September 30, 2021. The current and savings account ratio (current and savings account deposits to total deposits) increased from 43.8% at September 30, 2020 to 46.1% at September 30, 2021.

At September 30, 2021, we had 5,277 branches and extension counters and 14,045 ATMs as compared to 5,288 branches and extension counters and 15,158 ATMs at September 30, 2020.

In accordance with Reserve Bank of India guidelines on Basel III, the total capital adequacy ratio on a standalone basis was 18.33% at September 30, 2021, with Tier-1 capital adequacy ratio of 17.34% (excluding retained earnings for the six months ended September 30, 2021) and Common Equity Tier-1 capital adequacy ratio of 16.15% (excluding retained earnings for the six months ended September 30, 2021) as compared to 19.12% at March 31, 2021, with Tier-1 capital adequacy ratio of 18.06% and Common Equity Tier-1 capital adequacy ratio of 16.80%.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six months ended September 30,
Particulars	2020	2021	2021	2021/2020 % change
(in million, except percentages)
Interest income	Rs. 395,468.1	Rs. 416,170.5	JPY 695,004.7	5.2%
Interest expense	Rs. (209,009.7)	Rs. (189,915.5)	JPY (317,158.9)	(9.1)%
Net interest income(1)	Rs. 186,458.4	Rs. 226,255.0	JPY 377,845.9	21.3%

(1)	Includes interest and amortisation of premium/discount on non-trading interest rate swaps and foreign exchange currency swaps.

Net interest income increased by 21.3% from Rs. 186.46 billion in the six months ended September 30, 2020 to Rs. 226.26 billion in the six months ended September 30, 2021 primarily due to an increase in net interest margin by 31 basis points and an increase of 11.4% in the average volume of interest-earning assets.

Net Interest Margin

Net interest margin increased by 31 basis points from 3.63% in the six months ended September 30, 2020 to 3.94% in the six months ended September 30, 2021. The yield on average interest-earning assets decreased by 45 basis points from 7.70% in the six months ended September 30, 2020 to 7.25% in the six months ended September 30, 2021. The cost of funds decreased by 72 basis points from 4.48% in the six months ended September 30, 2020 to 3.76% in the six months ended September 30, 2021. The interest spread increased by 27 basis points from 3.22% in the six months ended September 30, 2020 to 3.49% in the six months ended September 30, 2021.

The net interest margin of domestic operations increased by 23 basis points from 3.81% in the six months ended September 30, 2020 to 4.04% in the six months ended September 30, 2021 primarily due to a decrease in cost of funds, offset, in part, by decrease in yield on interest-earning assets. The yield on domestic interest-earning assets decreased by 57 basis points from 7.95% in the six months ended September 30, 2020 to 7.38% in the six months ended September 30, 2021 primarily due to significant monetary easing by the Reserve Bank of India in view of the Covid-19 pandemic resulting in a decrease in yield on advances and investments. The cost of domestic funds decreased by 76 basis points from 4.59% in the six months ended September 30, 2020 to 3.83% in the six months ended September 30, 2021 primarily due to a decrease in cost of deposits reflecting decline in interest rates over the last one year.

The net interest margin of overseas branches decreased by 3 basis points from 0.29% in the six months ended September 30, 2020 to 0.26% in the six months ended September 30, 2021.

The yield on average interest-earning assets decreased by 45 basis points from 7.70% in the six months ended September 30, 2020 to 7.25% in the six months ended September 30, 2021 primarily due to the following factors:

•	The yield on domestic advances decreased by 92 basis points from 9.60% in the six months ended September 30, 2020 to 8.68% in the six months ended September 30, 2021 primarily due to re-pricing of existing floating rate loans to a lower rate linked to marginal cost of funds-based lending rates and repurchase rate, incremental lending at lower rates and interest reversal on non-performing assets.

The Bank’s 1-year marginal cost of funds-based lending rates decreased by 85 basis points in phases during fiscal 2021 and by additional 5 basis points during six months ended September 30, 2021. The Reserve Bank of India reduced the interest rate on repurchase transactions by 40 basis points from 4.40% in March 2020 to 4.00% in May 2020.

The yield on overseas advances decreased by 125 basis points from 2.83% in the six months ended September 30, 2020 to 1.58% in the six months ended September 30, 2021 primarily due to reduction in high yielding non-India linked loans and increase in low yielding short-term loans.

The overall yield on average advances decreased by 79 basis points from 9.09% in the six months ended September 30, 2020 to 8.30% in the six months ended September 30, 2021.

•	The yield on average interest-earning investments decreased by 39 basis points from 6.38% in the six months ended September 30, 2020 to 5.99% in the six months ended September 30, 2021. The yield on investment in Indian government securities decreased by 11 basis points from 6.36% in the six months ended September 30, 2020 to 6.25% in the six months ended September 30, 2021. This was primarily due to new investment in government securities at lower market yields and reset of interest rate on floating rate bonds at lower levels. The yield on investment in non-government securities decreased by 165 basis points from 6.45% in the six months ended September 30, 2020 to 4.80% in the six months ended September 30, 2021 due to a decrease in average investment in pass through certificates which are relatively higher yielding, decrease in yield on bonds and debentures and an increase in average investment in foreign government securities which are relatively low yielding.

•	The yield on other interest-earning assets increased by 37 basis points from 3.69% in the six months ended September 30, 2020 to 4.06% in the six months ended September 30, 2021. The increase was primarily due to higher swap premium income on surplus Rupee liquidity deployed in foreign currency due to prevailing high forward premia. The increase in yield on other interest-earning assets was, offset, in part by, an increase in average balance with Reserve Bank of India, which does not earn any interest and increase in balance with other banks, which earns lower yield and a decrease in yield on rural infrastructure development fund and related deposits.

Interest on income tax refund decreased from Rs. 0.50 billion in the six months ended September 30, 2020 to Rs. 0.44 billion in the six months ended September 30, 2021. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds decreased by 72 basis points from 4.48% in the six months ended September 30, 2020 to 3.76% in the six months ended September 30, 2021 primarily due to the following factors:

•	The cost of average deposits decreased by 78 basis points from 4.37% in the six months ended September 30, 2020 to 3.59% in the six months ended September 30, 2021, primarily due to a decrease in cost of domestic term deposits, a decrease in cost of savings account deposits and an increase in the proportion of average current account and savings account deposits in total deposits.

The cost of average domestic term deposits decreased by 112 basis points from 5.76% in the six months ended September 30, 2020 to 4.64% in the six months ended September 30, 2021. We decreased retail term deposits rates on select maturities in phases during fiscal 2021 and in the six months ended September 30, 2021.

The cost of savings account deposits decreased by 10 basis points from 3.23% in the six months ended September 30, 2020 to 3.13% in the six months ended September 30, 2021, fully reflecting the impact of reduction in interest rate on savings account deposits by 50 basis points in two tranches during the six months ended September 30, 2020.

The average current account and savings account deposits as a percentage of total deposits increase from 40.7% in the six months ended September 30, 2020 to 43.9% in the six months ended September 30, 2021.

•	The cost of borrowings increased by 34 basis points from 5.02% in the six months ended September 30, 2020 to 5.36% in the six months ended September 30, 2021, primarily due to a decrease in proportion of lower cost of call money borrowings and an increase in cost of bond borrowings, offset, in part, by a decrease in cost of refinance borrowings.

Our yield on advances, interest earned, net interest income and net interest margin are likely to be impacted by systemic liquidity, movement in interest rates, the competitive environment, level of additions to non-performing loans, regulatory developments and the economic slowdown and uncertainties due to the Covid-19 pandemic. It is likely that we would carry significant surplus liquidity in our balance sheet during fiscal 2022 in view of the high systemic liquidity and reduced credit demand. These developments would have an adverse impact on the net interest margin. The timing and quantum of recoveries and interest on income tax refund is uncertain.

Interest rates on approximately 43% of ICICI Bank’s domestic loans are linked to external market benchmarks. Differential movement in the external benchmark rates vis-

a-vis our cost of funds may impact our interest earned, yield on advances, interest expended, net interest income and net interest margin.

Interest-Earning Assets

Average interest-earning assets increased by 11.7% from Rs. 10,247.28 billion in the six months ended September 30, 2020 to Rs. 11,444.59 billion in the six months ended September 30, 2021 primarily due to an increase in average interest-earning advances by Rs. 1,105.54 billion, average investments by Rs. 50.06 billion and average other interest-earning assets by Rs. 41.71 billion.

Average advances increased by 17.6% from Rs. 6,277.14 billion in the six months ended September 30, 2020 to Rs. 7,382.68 billion in the six months ended September 30, 2021 due to an increase of 20.5% in average domestic advances, offset, in part, by a decrease in 17.5% in average overseas advances.

Average interest-earning investments increased by 1.9% from Rs. 2,658.92 billion in the six months ended September 30, 2020 to Rs. 2,708.98 billion in the six months ended September 30, 2021. Average interest-earning investment in Indian government securities increased by 4.2% from Rs. 2,143.90 billion in the six months ended September 30, 2020 to Rs. 2,233.47 billion in the six months ended September 30, 2021. Average interest-earning non-government securities decreased from Rs. 515.02 billion in September 30, 2020 to Rs. 475.51 billion in September 30, 2021.

Average other interest-earning assets increased by 3.2% from Rs. 1,311.22 billion in the six months ended September 30, 2020 to Rs. 1,352.93 billion in the six months ended September 30, 2021, primarily due to an increase in balance with Reserve Bank of India, balance with other banks and Rural Infrastructure Development Fund and other related deposits, offset, in part, by a decrease in liquidity adjustment facility lending with Reserve Bank of India.

Interest-Bearing Liabilities

Average interest-bearing liabilities increased by 8.1% from Rs. 9,304.13 billion in the six months ended September 30, 2020 to Rs. 10,062.41 billion in the six months ended September 30, 2021 due to an increase in average deposits by Rs. 1,296.31 billion, offset, in part, by a decrease in average borrowings by Rs. 538.03 billion.

Average deposits increased by 16.7% from Rs. 7,759.78 billion in the six months ended September 30, 2020 to Rs. 9,056.09 billion in the six months ended September 30, 2021 due to an increase in average current account and savings account deposits by Rs. 821.80 billion and average term deposits by Rs. 474.51 billion.

Average borrowings decreased by 34.8% from Rs. 1,544.35 billion in the six months ended September 30, 2020 to Rs. 1,006.32 billion in the six months ended September 30, 2021 primarily due to a decrease in call and term money borrowing, borrowings from Reserve Bank of India and bond borrowings.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Six months ended September 30,
				2021/2020
Particulars	2020	2021	2021	% change
	(in million, except percentages)
Fee income(1)	Rs. 52,428.8	Rs. 70,305.4	JPY 117,410.0	34.1%
Income from treasury-related activities(2)	43,049.7	6,869.6	11,472.2	(84.0)%
Dividend from subsidiaries/joint ventures	5,211.8	9,928.3	16,580.3	90.5%
Other income (including lease income)	1,018.8	829.3	1,384.9	(18.6)%
Total non-interest income	Rs. 101,709.1	Rs. 87,932.5	JPY 146,847.3	(13.5)%

(1)	Includes merchant foreign exchange income and margin on customer derivative transactions and income on sale of priority sector lending certificate.

(2)	Includes profit/loss on sale and revaluation of investments and foreign exchange gain/loss.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries/joint ventures and other income. The non-interest income decreased by 13.5% from Rs. 101.70 billion in the six months ended September 30, 2020 to Rs. 87.92 billion in the six months ended September 30, 2021 primarily due to a decrease in income from treasury related activities, offset, in part, by an increase in fee income and increase in dividend from subsidiaries/joint ventures.

Fee Income

Fee income primarily includes fees from the retail products such as loan processing fees, fees from credit cards business, account service charges and third party referral fees and fees from the corporate sector such as loan processing fees and transaction banking fees. Further, it also includes income from foreign exchange transactions, consisting of various foreign exchange and derivatives transactions with clients, including options and swaps.

Fee income increased by 34.1% from Rs. 52.43 billion in the six months ended September 30, 2020 to Rs. 70.30 billion in the six months ended September 30, 2021 primarily due to an increase in fees from credit card business, retail lending linked fees and income from forex and derivatives products. Fee income for the six months ended September 30, 2020 was impacted, due to lower borrowing and investment activities by customers and lower consumer spends due to the nation-wide lockdown in April-May 2020 which substantially impacted economic activity.

Profit/(loss) on Treasury-related Activities (net)

Income from treasury-related activities includes income from sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference share portfolio, units of venture funds and security receipts issued by asset reconstruction companies.

Income from treasury-related activities decreased from Rs. 43.05 billion in the six months ended September 30, 2020 to Rs. 6.86 billion in the six months ended September 30, 2021. In the six months ended September 30, 2020, we made a gain of Rs. 33.41 billion on sale of equity shares in our subsidiaries/affiliate namely ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited.

Income from our government securities portfolio and other fixed income positions decreased from Rs. 10.70 billion in the six months ended September 30, 2020 to Rs. 2.68 billion in the six months ended September 30, 2021. During the six months ended September 30, 2020, gain was higher primarily due to decline in interest rates.

Dividend from Subsidiaries/Joint Ventures

Dividend from subsidiaries/joint ventures increased by 90.6% from Rs. 5.21 billion in the six months ended September 30, 2020 to Rs. 9.93 billion in the six months ended September 30, 2021. The following table sets forth, for the periods indicated, the details of dividend received from subsidiaries/joint ventures:

	Six months ended September 30,
Particulars	2020	2021	2021
	(in million)
ICICI Prudential Life Insurance Company Limited	Rs. -	Rs. 1,473.7	JPY 2,461.1
ICICI Securities Limited	1,722.7	3,262.3	5,448.0
ICICI Lombard General Insurance Company Limited(1)	-	943.4	1,575.5
ICICI Prudential Asset Management Company Limited	1,800.5	3,041.5	5,079.3
ICICI Securities Primary Dealership Limited	1,688.1	1,203.8	2,010.3
ICICI Prudential Trust Limited	0.4	0.7	1.2
Total dividend	Rs. 5,211.8	Rs. 9,925.4	JPY 16,575.4

(1)	From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary of the Bank. Subsequently, the Bank’s investment in ICICI Lombard General Insurance Company Limited has been accounted as an 'associate' in terms of Accounting Standard - 23 - 'Accounting for Investments in Associates' and classified as joint ventures in terms of relevant RBI guidelines relating to 'Classification, Valuation and Operation of Investment Portfolio' and 'Presentation of and Disclosures in Financial statements.'

(2)	In line with the Insurance Regulatory and Development Authority guideline asking insurers to conserve capital, ICICI Lombard General Insurance Company Limited and ICICI Prudential Life Insurance Company Limited did not recommend any final dividend for fiscal 2020.

Other Income

Other income decreased by 17.8% from Rs. 1.01 billion in the six months ended September 30, 2020 to Rs. 0.83 billion in the six months ended September 30, 2021.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Six months ended September 30,
Particulars	2020	2021	2021	2021/2020 % change
	(in millions, except percentages)
Employee expenses	Rs. 41,334.2	Rs. 47,589.8	JPY 79,475.0	15.1%
Depreciation on assets (including leased assets)	5,189.2	5,680.2	9,485.9	9.5%
Other administrative expenses	51,268.7	72,824.2	121,616.4	42.0%
Total non-interest expenses	Rs. 97,792.1	Rs. 126,094.2	JPY 210,577.3	28.9%

Non-interest expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Non-interest expenses increased by 28.9% from Rs. 97.79 billion in the six months ended September 30, 2020 to Rs. 126.09 billion in the six months ended September 30, 2021.

Employee Expenses

Employee expenses increased by 15.1% from Rs. 41.33 billion in the six months ended September 30, 2020 to Rs. 47.59 billion in the six months ended September 30, 2021 primarily due to an increase in payroll cost, an increase in provision for performance bonus and performance-linked retention pay. Further, employee expenses in the six months ended September 30, 2021 included impact of Rs. 1.25 billion due to change in accounting policy for accounting of employee stock options from intrinsic value method to fair value method for options granted post April 1, 2021 as per circular issued by the Reserve Bank of India on September 30, 2021.

Depreciation

Depreciation on fixed assets increased by 9.4% from Rs. 5.19 billion in the six months ended September 30, 2020 to Rs. 5.68 billion in the six months ended September 30, 2021.

Other Administrative Expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement, sales promotion, repairs and maintenance, direct marketing expenses and other expenditure. Other administrative expenses increased by 42.0% from Rs. 51.27 billion in the six months ended September 30, 2020 to Rs. 72.82 billion in the six months ended September 30, 2021 primarily due to increase in retail business volume and technology related expenses. The increase also reflected somewhat lower base of other administrative expenses in the six months ended September 30, 2020 due to the nation-wide lockdown in April-May 2020, which substantially impacted business activities and related expenses.

We use marketing agents, called direct marketing agents or associates, for sourcing retail loan customers, in addition to our branch network and in-house sales teams. We include commissions paid to these marketing agents in non-interest expense. In line with Reserve Bank of India guidelines, these commissions are expensed upfront and not amortized over the life of the loan. Direct marketing agency expenses increased from Rs. 5.59 billion in the six months ended September 30, 2020 to Rs. 10.09 billion in the six months ended September 30, 2021 primarily due to higher retail disbursements across various products.

Number of branches decreased from 5,288 at September 30, 2020 to 5,277 at September 30, 2021 (at March 31, 2021: 5,266).

Provisions and Contingencies (Excluding Provisions for Tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Six months ended September 30,
Particulars	2020	2021	2021	2021/2020 % change
	(in millions, except percentages)
Provision for investments (including credit substitutes) (net)	Rs. (1,595.4)	Rs. (1,544.3)	JPY (2,579.0)	(3.8)%
Provision for non-performing and other assets	41,722.5	52,383.1	87,479.8	25.5
Provision for standard assets	1,684.8	816.1	1,362.9	(51.6)
Covid-19 related provision	60,470.0	(10,500.0)	(17,535.0)	-
Others	3,610.3	14,496.8	24,209.7	-
Total provisions and contingencies	Rs. 105,892.2	Rs. 55,651.7	JPY 92,938.3	(47.4)%

Provisions and contingencies (excluding provisions for tax) decreased from Rs. 105.89 billion in the six months ended September 30, 2020 to Rs. 55.67 billion in the six months ended September 30, 2021 primarily due to Covid-19 related provision of Rs. 60.47 billion made in the six months ended September 30, 2020.

Provision for advances, increased from Rs. 41.73 billion in six months ended September 30, 2020 to Rs. 52.38 billion in six months ended September 30, 2021 primarily due to higher additions to non-performing assets and restructuring of loans under Resolution Framework, reflecting Covid-19 related stress due to second wave and change in provisioning policy on non-performing advances, offset, in part, by lower ageing provision on loans classified as non-performing assets in earlier years.

In the six months ended September 30, 2020, in accordance with Reserve Bank of India’s guidelines, the Bank extended the asset classification benefits to borrowers, to whom moratorium was granted, resulting in lower additions to non-performing assets.

Further, the Supreme Court, in a writ petition through its interim order dated September 3, 2020, directed that accounts which were not declared as non-performing asset till August 31, 2020 shall not be declared as non-performing asset till further orders. The Bank did not classify such borrower accounts as non-performing asset at September 30, 2020 and made contingency provision (included in Covid-19 related provision) of Rs. 4.97 billion on such borrower accounts. Subsequently, in March 2021, the Supreme Court withdrew the interim order and announced the final judgement allowing classification of loans as per applicable Reserve Bank of India guidelines.

In the absence of regulatory dispensations such as moratorium on loan repayments and standstill on asset classification during second wave, the additions to non-performing assets and resultant specific provisions were higher in the six months ended September 30, 2021.

During the six months ended September 30, 2021, there was a write-back of provision of investments of Rs. 1.54 billion as compared to a write-back of Rs. 1.60 billion in the six months ended September 30, 2020.

Provision for standard assets decreased from Rs. 1.68 billion in the six months ended September 30, 2020 to Rs. 0.82 billion in the six months ended September 30, 2021. The cumulative general provision (excluding Covid-19 related provision) held at September 30, 2021 was Rs. 37.20 billion (September 30, 2020: Rs. 35.29 billion).

Other provisions and contingencies increased from Rs. 3.61 billion in the six months ended September 30, 2020 to Rs. 14.51 billion in the six months ended September 30, 2021 primarily due to higher provision on non-fund outstanding and provision made against share application on loan conversion of a borrower. Provision for non-fund outstanding increased from Rs. 2.60 billion in the six months ended September 30, 2020 to Rs. 7.75 billion in the six months ended September 30, 2021.

We made net Covid-19 related provision of Rs. 47.50 billion in fiscal 2021 and held an aggregate Covid-19 related provision of Rs. 74.75 billion at March 31, 2021. During the six months ended September 30, 2021, we wrote-back Covid-19 related provision of Rs 10.50 billion and accordingly held Covid-19 related provision of Rs 64.25 billion at September 30, 2021.

Restructured Loans and Non-performing Assets

We classify our assets as performing and non-performing in accordance with Reserve Bank of India guidelines. Under Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days; and in respect of bills, if the account remains overdue for more than 90 days. Reserve Bank of India guidelines also require an asset to be classified as non-performing based on certain other criteria like restructuring of a loan, inability of a borrower to complete a project funded by us within stipulated timelines and certain other non-financial parameters. In respect of borrowers where loans and advances made by overseas branches are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per Reserve Bank of India guidelines, the amount outstanding in the host country is classified as non-performing.

In accordance with Reserve Bank of India circular dated April 17, 2020, the moratorium granted to certain borrowers is excluded from the determination of number of days past-due/out-of-order status for the purpose of asset classification. The moratorium granted to the borrowers is not accounted as restructuring of loan.

The Reserve Bank of India has separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. For infrastructure projects, a loan is classified as non-performing if it fails to commence commercial operations within two years from the documented date of commencement and for non-infrastructure projects, the loan is classified as non-performing if it fails to commence operations within 12 months from the documented date of such commencement.

The Reserve Bank of India has separate guidelines for restructured loans. As per these guidelines, loans restructured are classified as non-performing loans. However, loans granted for implementation of projects that are restructured due to a delay in implementation of the project (up to a specified period) enjoy forbearance in asset classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India. The moratorium granted on repayment of principal/interest to the borrowers in terms of measures taken by the Reserve Bank of India post outbreak of Covid-19 pandemic is not accounted as restructuring of loan. The Reserve Bank of India has issued guidelines for restructuring of loans to micro and small enterprises borrowers while continuing asset classification as standard, subject to specified conditions. Further, Reserve Bank of India through its guideline on ‘Resolution Framework for COVID-19-related Stress’ dated August 6, 2020, has provided a prudential framework to implement a resolution plan in respect of eligible corporate borrowers and personal loans, while classifying such exposures as standard, subject to specified conditions. For such loans, the diminution in the fair value of the loan, if any, measured in present value terms, has to be provided for in addition to the provisions applicable to non-performing loans.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At
	September 30, 2020	March 31, 2021	September 30, 2021	September 30, 2021	2021/2020 % change
		(in millions, except percentages)
Gross non-performing assets	Rs. 389,891.9	Rs. 413,734.2	Rs.414,374.1	JPY 692,004.7	6.28%
Provisions for non-performing assets	(318,016.8)	(321,932.3)	(332,763.7)	(555,715.4)	4.64%
Net non-performing assets	Rs. 71,875.1	Rs. 91,801.9	Rs. 81,610.4	JPY136,289.4	13.54%
Gross customer assets	7,540,740.1	8,349,425.2	8,604,623.6	14,369,721.4	14.11
Net customer assets	7,221,463.5	8,025,895.4	8,268,436.0	13,808,288.1	14.50
Gross non-performing assets as a percentage of gross customer assets	5.17%	4.96%	4.82%	-
Net non-performing assets as a percentage of net customer assets	1.00%	1.14%	0.99%	-

The Indian economy was impacted by the Covid-19 pandemic with contraction in industrial and services output across small and large businesses. The pandemic has impacted the credit quality of loan portfolio of the banking system, including us. While there has been a reduction in the number of new reported Covid-19 cases, significant progress on vaccination and increase in economic activity, the impact on credit quality and provisions, of the Covid-19 pandemic on the Bank, is uncertain and will depend on the trajectory of the pandemic, progress and effectiveness of the vaccination programme, the effectiveness of current and future steps taken by the government and central bank to mitigate the economic impact and the steps taken by the Bank and the Group.

The impact of the Covid-19 pandemic on credit quality and provisions, remains uncertain and dependent on the spread of Covid-19, further steps taken by the government and the central bank to mitigate the economic impact, steps taken by the Bank and the time it takes for economic activities to resume at normal levels.

Gross additions to non-performing assets increased from Rs. 40.71 billion in the six months ended September 30, 2020 to Rs. 124.75 billion in the six months ended September 30, 2021. During the six months ended September 30, 2020, the additions to non-performing assets were lower reflecting the benefit of asset classification extended to borrowers under moratorium, in accordance with Reserve Bank of India guidelines issued in the context of the Covid-19 pandemic. In the six months ended September 30, 2021, we recovered / upgraded non-performing assets amounting to Rs. 89.87 billion compared to Rs. 26.36 billion in the six months ended September 30, 2020. Gross non-performing assets amounting to Rs. 34.24 billion were written-off in the six months ended September 30, 2021. Gross non-performing assets increased from Rs. 389.89 billion at September 30, 2020 to Rs. 414.37 billion at September 30, 2021 (at March 31, 2021: Rs. 413.73 billion). Net non-performing assets increased from Rs. 71.88 billion at September 30, 2020 to Rs. 81.61 billion at September 30, 2021 (at March 31, 2021: Rs. 91.80 billion). The ratio of net non-performing assets to net customer assets decreased from 1.00% at September 30, 2020 to 0.99% at September 30, 2021 (at March 31, 2021: 1.14%). At September 30, 2020, we did not classify loans amounting to Rs. 14.10 billion as non-performing assets pursuant to the Supreme Court’s interim order. On a prudent basis, the Bank made provisions of Rs. 4.97 billion on these loans in the three months ended September 30, 2020.

Gross non-performing loans in the retail portfolio including business banking were 3.26% of gross retail loans at September 30, 2021 compared to 2.13% at September 30,

2020 and net non-performing loans in the retail portfolio were 1.15% of net retail loans at September 30, 2021 compared to 0.79% at September 30, 2020.

The gross outstanding loans to borrowers whose facilities have been restructured increased from Rs. 3.45 billion at September 30, 2020 to Rs. 96.84 billion at September 30, 2021 primarily due to accounts restructured under Reserve Bank of India guidelines on Resolution Framework for Covid-19-related Stress. Further, during the six months ended September 30, 2021, restructured standard loans amounting to Rs. 2.81 billion were downgraded to the non-performing category as compared to loans amounting less than Rs. 0.01 billion during the six months ended September 30, 2020. The net outstanding loans to borrowers whose facilities have been restructured increased from Rs. 3.28 billion at September 30, 2020 to Rs. 94.58 billion at September 30, 2021. The aggregate non-fund based outstanding to borrowers whose loans were restructured was Rs. 8.97 billion at September 30, 2021.

The provision coverage ratio decreased from 81.5% at September 30, 2020 to 80.1% at September 30, 2021.

In addition to the above, at September 30, 2021, the outstanding loans and non-fund facilities to borrowers in the corporate and small and medium enterprises portfolio (excluding banks, investments and fund and non-fund based outstanding to non-performing assets) rated BB and below were Rs. 127.14 billion. The non-fund based outstanding to borrowers classified as non-performing assets were Rs. 37.14 billion.

Tax Expense

Income tax expense increased from Rs. 15.98 billion in the six months ended September 30, 2020 to Rs. 31.17 billion in the six months ended September 30, 2021 primarily due to an increase in profit before taxes. Income tax expenses in the six months ended September 30, 2020 included a significant amount of capital gain on sale of stake in subsidiaries, which incurs lower income tax.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At
	September 30, 2020	March 31, 2021	September 30, 2021	September 30, 2021	2021/2020 % change
	(in million, except percentages)

Cash and cash equivalents	Rs. 1,365,917.5	Rs. 1,331,282.5	Rs. 1,500,438.4	JPY 2,505,732.1	9.8%
Investments(1)	2,896,230.3	2,812,865.4	2,852,200.4	4,763,174.7	(1.5)
Advances	6,526,079.9	7,337,290.9	7,649,374.3	12,774,455.1	17.2
Fixed assets (including leased assets)	87,068.3	88,775.8	91,532.3	152,858.9	5.1
Other assets(2)	754,415.5	734,112.2	666,477.6	1,113,017.6	(11.7)
Total assets	Rs. 11,629,711.5	Rs. 12,304,326.8	Rs. 12,760,023.0	JPY 21,309,238.4	9.7%

(1)	Includes government and other approved securities qualifying for statutory liquidity ratio. Banks in India are required to maintain a specified percentage, currently 18.00% (at September 30, 2021), of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.

(2)	Includes deposits made in Rural Infrastructure and Development Fund and other such entities in lieu of shortfall in the amount required to be lent to certain specified sectors called priority sector as per Reserve Bank of India guidelines.

Total assets of the Bank increased by 9.7% from Rs. 11,629.71 billion at September 30, 2020 to Rs. 12,760.02 billion at September 30, 2021, primarily due to a 17.2% increase in advances and 9.8% increase in cash and cash equivalents, offset, in part, by a 1.5% decrease in investments.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents increased by 9.8% from Rs. 1,365.92 billion at September 30, 2020 to Rs. 1,500.44 billion at September 30, 2021, primarily due to an increase in balance with the Reserve Bank of India by Rs. 138.18 billion and liquidity adjustment facility lending with the Reserve Bank of India by Rs. 63.01 billion, offset, in part, by a decrease in balance with U.S. Federal Reserve by Rs. 55.75 billion. Balance with Reserve Bank of India increased from Rs. 252.01 billion at September 30, 2020 to Rs. 390.18 billion at September 30, 2021.

Investments

Total investments decreased by 1.5% from Rs. 2,896.23 billion at September 30, 2020 to Rs. 2,852.20 billion at September 30, 2021. Investments in Indian government securities decreased marginally from Rs. 2,275.88 billion at September 30, 2020 to Rs. 2,273.81 billion at September 30, 2021. Other investments decreased by 6.8% from Rs. 620.35 billion at September 30, 2020 to Rs. 578.39 billion at September 30, 2021 primarily due to a decrease in pass through certificate by Rs. 41.92 billion and investment in commercial papers by Rs. 23.11 billion, offset, in part, by an increase in investment in foreign government securities by overseas branches by Rs. 45.30 billion.

The outstanding net investment in security receipts issued by asset reconstruction companies at September 30, 2021 was Rs. 16.21 billion as compared to Rs. 18.79 billion at September 30, 2020.

Advances

Net advances increased by 17.2% from Rs. 6,526.08 billion at September 30, 2020 to Rs. 7,649.37 billion at September 30, 2021.

Domestic advances increased by 19.0% from Rs. 6,102.79 billion at September 30, 2020 to Rs. 7,262.36 billion at September 30, 2021 primarily due to an increase in retail advances. Net retail advances increased by 20.0% from Rs. 3,984.33 billion at September 30, 2020 to Rs. 4,780.25 billion at September 30, 2021 primarily due to an increase in mortgage loans and rural loans of retail portfolio. Business banking portfolio increased by 43.1% from Rs. 311.48 billion at September 30, 2020 to Rs. 445.67 billion at September 30, 2021. Small and medium enterprise (SME) advances increased by 42.0% from Rs. 233.41 billion at September 30, 2020 to Rs. 331.40 billion at September 30, 2021. The domestic corporate portfolio increased by 13.6% from Rs. 1,407.66 billion at September 30, 2020 to Rs. 1,599.34 billion at September 30, 2021.

Net advances of overseas branches decreased by 8.6% from Rs. 423.29 billion at September 30, 2020 to Rs. 387.01 billion at September 30, 2021.

Fixed and other assets

Fixed assets (net block) increased by 5.1% from Rs. 87.07 billion at September 30, 2020 to Rs. 91.53 billion at September 30, 2021.

Other assets decreased by 11.7% from Rs. 754.41 billion at September 30, 2020 to Rs. 666.48 billion at September 30, 2021 primarily due to a decrease in trade receivable on account of forex and derivative transactions and tax paid in advance.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

	At
Liabilities	September 30, 2020	March 31, 2021	September 30, 2021	September 30, 2021	2021/2020 % change
	(in million, except percentages)
Deposits	Rs. 8,329,356.2	Rs. 9,325,221.6	Rs. 9,774,485.9	JPY 16,323,391.5	17.3%
Borrowings(1)	1,364,268.6	916,309.6	829,885.3	1,385,908.5	(39.2)
Other liabilities	559,563.4	587,703.8	587,809.4	981,641.7	5.0
Total liabilities	10,253,188.2	10,829,235.0	11,192,180.6	18,690,941.6	9.2
Equity share capital	13,794.6	13,834.1	13,870.9	23,164.4	0.6
Reserves and surplus	1,362,728.7	1,461,257.7	1,553,971.5	2,595,132.4	14.0
Total liabilities (including capital and reserves)	Rs. 11,629,711.5	Rs. 12,304,326.8	Rs. 12,760,023.0	JPY 21,309,238.4	9.7%

(1)	Includes borrowings in the nature of capital instruments.

Total liabilities (including capital and reserves) increased by 9.7% from Rs. 11,629.71 billion at September 30, 2020 to Rs. 12,760.02 billion at September 30, 2021 primarily due to a 17.3% increase in deposits and 13.9% increase in net worth, offset, in part, by a 39.2% decrease in borrowings.

Deposits

Deposits increased by 17.3% from Rs. 8,329.36 billion at September 30, 2020 to Rs. 9,774.49 billion at September 30, 2021.

Term deposits increased by 12.5% from Rs. 4,683.56 billion at September 30, 2020 to Rs. 5,267.45 billion at September 30, 2021. Savings account deposits increased by 23.9% from Rs. 2,570.63 billion at September 30, 2020 to Rs. 3,185.57 billion at September 30, 2021 and current account deposits increased by 22.9% from Rs. 1,075.17 billion at September 30, 2020 to Rs. 1,321.47 billion at September 30, 2021. The current and savings account deposits increased by 23.6% from Rs. 3,645.80 billion at September 30, 2020 to Rs. 4,507.04 billion at September 30, 2021. Current and saving accounts ratio was 46.1% at September 30, 2021 compared to 43.8% at September 30, 2020.

Average savings account deposits increased by 23.3% from Rs. 2,347.59 billion at September 30, 2020 to Rs. 2,894.18 billion at September 30, 2021 and average current account deposits increased by 34.1% from Rs. 807.84 billion at September 30, 2020 to Rs. 1,083.06 billion at September 30, 2021. Average current and savings account deposits increased by 26.0% from Rs. 3,155.44 billion at September 30, 2020 to Rs. 3,977.24 billion at September 30, 2021. CASA ratio was 46.1% at September 30, 2021 compared to 43.8% at September 30, 2020.

Deposits of overseas branches increased by 27.3% from Rs. 65.62 billion at September 30, 2020 to Rs. 83.52 billion at September 30, 2021.

Total deposits at September 30, 2021 formed 92.2% of the funding (i.e., deposits and borrowings) as compared to 85.9% at September 30, 2020.

Borrowings

Borrowings decreased by 39.2% from Rs. 1,364.26 billion at September 30, 2020 to Rs. 829.89 billion at September 30, 2021 primarily due to a decrease in repo borrowings, liquidity adjustment facility borrowing with Reserve Bank of India, foreign currency term money borrowings and foreign currency bond borrowings. Borrowings decreased significantly primarily due to decline in overseas loan book and change in funding mix for domestic book.

Other liabilities

Other liabilities increased by 5.0% from Rs. 559.56 billion at September 30, 2020 to Rs. 587.81 billion at September 30, 2021 primarily due to an increase in bills payable.

Equity share capital and reserves

Equity share capital and reserves increased from Rs. 1,376.52 billion at September 30, 2020 to Rs. 1,567.84 billion at September 30, 2021 primarily due to accretion to reserves out of retained profit.

Statement of Cash Flow

Cash and cash equivalents increased by 12.7% from Rs. 1,331.28 billion at March 31, 2021 to Rs. 1,500.44 billion at September 30, 2021 due to net cash inflow from operating activities, offset, in part, by net cash outflow from investing activities and financing activities. Cash and cash equivalents increased by 14.6% from Rs. 1,191.56 billion at March 31, 2020 to Rs. 1,365.92 billion at September 30, 2020 due to net cash inflow from operating activities, offset, in part, by net cash outflow from investing activities and financing activities.

During the six months ended September 30, 2021, the net cash inflow from operating activities of Rs. 481.35 billion was on account of an increase in deposits and cash profits for the period, offset, in part, by an increase in advances. During the six months ended September 30, 2020, the net cash inflow from operating activities of Rs. 767.96 billion was on account of an increase in deposits and cash profits for the period, offset, in part, by an increase in advances.

During the six months ended September 30, 2021, the net cash outflow from investing activities of Rs. 215.30 billion was primarily on account of purchase (net of sales) of held-to-maturity securities. During the six months ended September 30, 2020, the net cash outflow from investing activities of Rs. 471.21 billion was primarily on account of purchase (net of sales) of held-to-maturity securities, offset, in part, by sale of investments in subsidiaries.

During the six months ended September 30, 2021, the net cash outflow from financing activities was Rs. 96.49 billion primarily due to net repayment of long-term borrowings, offset, in part, by net proceeds from short-term borrowings. During the six months ended September 30, 2020, the net cash outflow from financing activities was Rs. 115.18 billion primarily due to net repayment of long-term borrowings and short-term borrowings, offset, in part, by proceeds from issue of share capital.

4.	Material Contracts Relating to Management, etc.

There has been no material change since the last ASR filed on September 28, 2021 for fiscal 2021.

5.	Research and Development Activities

Please refer to “ - II. - 2. Nature of Business”.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

There has been no material change since the last ASR filed on September 28, 2021 for fiscal 2021.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since the last ASR filed on September 28, 2021 for fiscal 2021.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2021)

Number of Shares Authorized to be Issued	Number of Issued Shares	Number of Unissued Shares
12,500,000,000 equity shares of Rs. 2/- each	6,934,409,997 (1) shares	5,565,590,003 shares

(1)	Excludes 266,089 shares forfeited.

(ii)	Issued Shares

(At September 30, 2021)

Bearer or Registered; Par Value or Non-Par Value	Kind	Number of Issued Shares	Names of Listed Financial Instruments Exchanges or Registered Financial Instruments Firm Association	Remarks
Registered shares, with par value of Rs. 2/- each	Ordinary shares	6,934,409,997 (1) shares	Underlying equity shares on: Bombay Stock Exchange; and National Stock Exchange of India Limited ADRs on: New York Stock Exchange	Equity shares with a face value of Rs. 2 each
Total	-	6,934,409,997 (1) shares	-	-

(1)	Excludes 266,089 shares forfeited.

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause

Not applicable.

(3)	Total Number of Issued Shares and Capital Stock

(At September 30, 2021)

Date	Number of Shares on Issue		Share Capital (in Rs.)		Remarks
	Number of Shares Increased/ (Decreased)	Number of Outstanding Shares After Increase/ (Decrease) (1)	Amount of Share Capital Increased/ (Decreased)	Amount After Share Capital Increase/ (Decrease)
Total equity shares of Rs. 2/- each outstanding as on April 1, 2021		6,915,992,387		13,831,984,774 (JPY 23,099,414,573)	-
During fiscal year 2022 (Up to September 30, 2021)	18,417,610	6,934,409,997	36,835,220 (JPY 61,514,817)	13,868,819,994 (JPY 23,160,929,390)	Allotment of 18,417,610 shares issued o exercise of options, under the Employee Stock Option Scheme 2000.

(1)	Excludes 266,089 forfeited shares.

(4)	Major Shareholders

Shareholding more than 1% of the total number of shares

(At December 3, 2021)

Shareholder	Address	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depository for ADS holders)	C/O ICICI Bank, SMS, Empire House, 1st Floor, 414, Senapati Bapat Marg, Lower Parel, Mumbai – 400013	1,456.72	20.99%
Life Insurance Corporation of India	Investment Department, 6th Floor, West Wing, Central Office, Yogakshema, Jeevan Bima Marg, Mumbai – 400021 C/O ICICI Bank, SMS, Empire House, 1st Floor, 414, Senapati Bapat Marg, Lower Parel, Mumbai – 400013	421.19	6.07%
SBI Mutual Fund	SBI SG Global Securities Services Pvt. Ltd, Jeevan Seva Annexe Building, A Wing, Gr Floor, S V Road, Santacruz West, Mumbai – 400054	317.38	4.57%
ICICI Prudential Mutual Fund	HDFC Bank Limited, Custody Operations, Empire Plaza, Tower-1, 4th Floor, Chandan Nagar, LBS Marg, Vikhroli West Mumbai – 400083 CITI Bank N.A. Custody Services, FIFC- 11th Flr, G Block Plot C-54 and C-55, BKC Bandra - East, Mumbai – 400098 Deutsche Bank AG, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai – 400001 HSBC Securities Services 11th Flr, Bldg No.3, NESCO - IT Park NESCO Complex, W E Highway Goregaon East, Mumbai – 400063	194.87	2.81%

	SBI SG Global Securities Services Pvt. Ltd, Jeevan Seva Annexe Building, A Wing, Gr Floor, S V Road, Santacruz West, Mumbai – 400054
GIC Private Limited	Deutsche Bank AG, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai – 400001	169.70	2.44%
HDFC Mutual Fund	Citibank N.A. Custody Services, FIFC-11th Floor, G Block, Plot C-54 and C-55, Bandra Kurla Complex, Bandra East, Mumbai – 400051	143.05	2.06%
Dodge and Cox International Stock Fund	Deutsche Bank AG, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai – 400001	129.56	1.87%
NPS Trust

SBI Pension Funds

C/O SBI Pension Funds Pvt. Ltd.,

No. 32, Maker Chambers - III Nariman Point, Mumbai – 400021

UTI Retirement Solutions

C/O UTI Retirement Solutions Ltd.,

UTI Tower, GN Block, Bandra Kurla Complex, Bandra (East), Mumbai – 400051

LIC Pension Fund

C/O LIC Pension Fund Limited,

1st Floor, Plot No.194, Veer Nariman Road, Industrial Assurance Building, Churchgate, Mumbai – 400020

HDFC Pension Funds

C/O HDFC Pension Management Co. Ltd,

13th Floor, Lodha Excelus, Apollo Mills Compound, N.M Joshi Marg, Mahalaxmi, Mumbai – 400011

ICICI Prudential Pension Funds

C/O ICICI Prudential Pension Funds Management Company Limited,

		122.37	1.76%

ICICI Prulife Towers,1089, Appasaheb

Marathe Marg, Prabhadevi, Mumbai – 400025

Kotak Mahindra Pension Funds

C/O Kotak Mahindra Pension Fund Ltd.,

6th Floor, Kotak Infiniti Building, No. 21, Infinity Park, General A. K. Vaidya Marg, Malad (East), Mumbai – 400097

Aditya Birla Sun Life Pension Funds

C/O Birla Sun Life Pension Management Ltd,

One World Centre, Tower 1, 16th Floor, Jupiter Mill Compound, 841, Senapati Bapat Marg, Elphinstone Road, Mumbai – 400013

Kotak Mahindra Mutual Fund	Standard Chartered Bank, Crescenzo, Securities Services, 3rd Floor, C-38/39 G-Block, Bandra Kurla Complex, Bandra (East), Mumbai – 400051	112.04	1.61%
Unit Trust Of India Mutual Fund	UTI Mutual Fund, UTI AMC Pvt. Ltd., Dept of Funds Accounts, UTI Tower, GN Block, Bandra Kurla Complex, Bandra (East), Mumbai – 400051	100.39	1.45%
Nippon India Mutual Fund	Deutsche Bank AG, DB House, Hazarimal Somani Marg, P.O.Box No. 1142, Fort, Mumbai – 400001	98.97	1.43%
Aditya Birla Sun Life Mutual Fund	Citibank N.A. Custody Services, FIFC-11th Floor, G Block, Plot C-54 and C-55, Bandra Kurla Complex, Bandra - East, Mumbai – 400051	94.90	1.37%
Axis Mutual Fund	Deutsche Bank AG, DB House, Hazarimal Somani Marg, Post Box No. 1142, Fort, Mumbai – 400001 Deutsche Bank AG, DB House, Pandurang Budhkar Marg, Worli Mumbai – 400025	81.48	1.17%

Mirae Asset Mutual Fund	Deutsche Bank AG, DB House, Hazarimal Somani Marg, P.O.Box No. 1142, Fort, Mumbai – 400001	81.18	1.17%
Europacific Growth Fund	JP Morgan Chase Bank N.A., India Sub Custody, 6th Floor, Paradigm B, Mindspace, Malad West, Mumbai – 400064	70.79	1.02%
Total	-	3,594.59	51.79%

2.	Statement of Directors and Officers

Number of male directors and executive officers: 10, Number of female directors and executive officers: 3 (percentage of female directors and executive officers: 23%)

(At December 3, 2021)

Position	Name (Age)	Biography	Term as per Banking Regulation Act (6)	Number of Shares at December 3, 2021
Non-executive Part-time Chairman	Mr. Girish Chandra Chaturvedi (68)

Mr. Girish Chandra Chaturvedi is the Chairman of National Stock Exchange. He was earlier the Member and thereafter, the Chairman of Warehousing Development and Regulatory Authority of India till January 2018 post retirement from the Indian Administrative Service. Prior to his retirement from Indian Administrative Service, Mr. Chaturvedi served Government of India at various levels across a number of sectors, including Banking, Insurance, Pension, Health, Family Welfare and Petroleum and Natural Gas.

Mr. Chaturvedi held key positions of Secretary, Ministry of Petroleum and Natural Gas, Special Director General (Finance & Accounts), Organizing Committee Commonwealth Games, Ministry of Youth Affairs and Sports, Additional/Joint Secretary, Department of Financial Services, Ministry of Finance and Additional Secretary & Mission Director, National Rural Health Mission, Ministry of Health & Family Welfare.

Mr. Chaturvedi has also served in the State Government of Uttar Pradesh in various capacities.

Mr. Chaturvedi served as Chairman of Pension Fund Regulatory & Development Authority, Petronet LNG Ltd, Indian Strategic Petroleum Reserves Ltd. and Oil Industries Development Board. He had also served as Director (Government Nominee) on the Boards of Canara Bank, Bank of Baroda, IDBI Bank Ltd, IDFC Ltd, GIC Re of India, New India Assurance Co. Ltd, United India Insurance Co. Ltd, Agriculture Insurance Co. of India, Institute of Banking Personnel Selection and National Insurance Academy.

Pursuant to the orders of the National Company Law Tribunal dated October 1, 2018 and October 3, 2018, the respective

			June 30, 2024(1)	Nil

		Boards of Infrastructure Leasing and Financial Services Limited and IL&FS Energy Development Company Limited appointed Mr. Chaturvedi as the Director and as the Chairman of Infrastructure Leasing and Financial Services Limited and IL&FS Energy Development Company Limited respectively.
Non-executive Director	Ms. Rama Bijapurkar (64)

Ms. Rama Bijapurkar holds a B.Sc (Honours) degree in physics from University of Delhi and a Post-Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad. Ms. Bijapurkar is an independent management consultant working in the area of business-market strategy; and an acknowledged thought leader on ‘consumer India’ and India’s consumer economy. She is a regular visiting faculty at IIM Ahmedabad and is also co-founder of People Research on India’s Consumer Economy, a think tank and fact tank focused on providing the 'people view' of India’s economy and citizen environment.

Ms. Bijapurkar served on the boards of several of India’s blue chip companies (many of them being in the financial services sector) as well as on the governing councils of academic institutions and public service institutions (including Banking Codes and Standards Board of India and the Insurance Information Bureau of India).

Ms. Bijapurkar has a special knowledge/practical experience in the areas like Business Management, Marketing, Banking, Economics, Information Technology, Human Resources, Governance, Strategy and Payment & Settlement Systems.

			January 13, 2027	2,600
Non-executive Director	Mr. Uday Chitale (72)	Mr. Uday Chitale a Chartered Accountant with professional standing of over 45 years, was a Senior Partner of M/s M. P. Chitale & Co, Chartered Accountants upto June 30, 2021. His professional experience encompasses auditing & assurance and business/management advisory services to diverse mix of corporate clients including banking and financial institutions. He is also active in the field of arbitration and conciliation of commercial disputes. He is	October 19, 2024	Nil

		accredited mediator of Centre for Effective Dispute Resolution (UK) besides being on the panel of experts of leading arbitration and Alternative Dispute Resolution centres/institutions in India. He has served on the boards of prominent companies and notably, he was a board member during ICICI Bank’s formative years during 1997-2005. He served on the global Board of Directors and as VP-Asia Pacific of the worldwide association of accounting firms, DFK International. He is also a member of the Board of Governors of National Institute of Securities Markets promoted by the Securities and Exchange Board of India.
Non-executive Director	Ms. Neelam Dhawan (62)	Ms. Neelam Dhawan is an Economics Graduate from St Stephen’s College, Delhi University. She also has a MBA degree from Faculty of Management Studies, University of Delhi, India. Ms. Dhawan has over 38 years of experience in the information technology industry. Starting from 1982, she has held various positions across HCL, IBM, Microsoft and Hewlett Packard. She has been Managing Director and leader of the Country businesses for 11 years for Microsoft and later Hewlett Packard in India. Her last executive assignment was that of Vice President for Global Industries, Strategic Alliances, and Inside Sales for Asia Pacific and Japan, for Hewlett Packard Enterprise till March 2018.	January 11, 2026	Nil
Non-executive Director	Mr. S. Madhavan (65)	Mr. Subramanian Madhavan is a fellow member of the Institute of Chartered Accountants of India and holds a Post Graduate Diploma in Business Management from the Indian Institute of Management, Ahmedabad. He has around 38 years of experience in Accountancy, Economics, Finance, Law, Information Technology, Human	April 13, 2027	4,000

Resources, Risk Management, Business Management and Banking. He started his career with Hindustan Unilever Limited. He had thereafter established a highly successful tax practice and served large Indian and multinational clients. He was then a senior partner and Executive Director in PricewaterhouseCoopers Private Limited. He has also served as the President Northern Region, Indo American Chamber of Commerce and has been a past Co- Chairman, Taxation Committee, ASSOCHAM. He is a member of the Institute of Directors, the All India Management Association and the Delhi Management Association.
Non-executive Director	Mr. Hari L. Mundra (72)	Mr. Hari L. Mundra is a rank holder both in B.A. Hons and M.B.A and has 50 years of extensive industrial experience, both in India and Indonesia. He began his career in 1971 in Hindustan Unilever Limited and was the Vice President and Executive Director in charge of Exports at the time he left them in 1995. As a Management Board Member of RPG Group, he was the Group Chief Financial Officer as well as the President and Chief Executive of Carbon Black Business till 2001. In 2002, he joined Wockhardt Group as the Executive Vice Chairman. In 2003, he became the Deputy Managing Director and Finance Director of Essar Oil and was responsible for its resurrection. Post his superannuation, he has been the Senior Advisor to Hospira, USA for their Indian acquisitions and the Global Financial Advisor to Wockhardt Group for their turnaround. He has been the Visiting Professor at IIM, Ahmedabad for the last 13 years. Deeply engaged with the social sector, he led the turnaround of Indian Cancer Society and continues as its Honorary Chairman. He is also the Founder Vice President of Society for Complementary Therapies.	October 25, 2024	Nil
Non-executive Director	Mr. Radhakrishnan Nair (66)

Mr. Radhakrishnan Nair holds degrees in Science, Securities Laws, Management and Law. He has around 40 years of experience in the banking industry and in the field of securities and insurance regulation. He started his banking career

			May 1, 2026	Nil

with Corporation Bank in August 1976 and in 2003 he became General Manager, in charge of Recovery Management Division, Legal Service Division and Credit Risk Management Division and development of priority sector lending and regional rural banks.

He has also served as the Managing Director of Corporation Bank Securities Limited. In July 2005, he became an Executive Director at Securities and Exchange Board of India (SEBI). In March 2010, he joined Insurance Regulatory and Development Authority of India (IRDAI) as Member (Finance and Investment). He has special knowledge and practical experience in, inter alia, accountancy, agriculture and rural economy, banking, co-operation, economics, finance, law, insurance, small scale industry, payment & settlement systems, human resources, risk management and business management.

He is presently a non-executive director on the Boards of ICICI Securities Primary Dealership Limited and ICICI Prudential Life Insurance Company Limited, subsidiary companies of ICICI Bank.

Non-executive Director	Mr. B. Sriram (63)

Mr. B. Sriram is a Certificated Associate of the Indian Institute of Banking & Finance (formerly The Indian Institute of Bankers), Mumbai. He holds a Diploma in International Law & Diplomacy from the Indian Academy of International Law & Diplomacy, New Delhi and an AIMA Diploma in Management from the All India Management Association, New Delhi. He is also an M.Sc in Physics and B.Sc (Hons) in Physics from St Stephen’s College, Delhi University.

Mr. Sriram was:

		January 13, 2027	Nil

Managing Director and CEO, IDBI Bank Ltd from June 30, 2018 to September 29, 2018.

Managing Director, State Bank of India from July 2014 to June 2018.

Managing Director, State Bank of Bikaner & Jaipur from March 2013 to July 2014.

He has worked with State Bank of India for about 37 years and is well experienced in all areas of Banking and Finance. He joined State Bank of India as a Probationary Officer in December 1981 and held various key assignments and experience within the Bank and the State Bank Group encompassing Credit and Risk, Retail, Operations, IT, Treasury, Investment Banking, International Operations, Payment and Settlement Systems and Small Scale Industry.  He is a Part Time Member of the Insolvency and Bankruptcy Board of India (IBBI) and is also a Member of its Audit Committee.

Managing Director and CEO	Mr. Sandeep Bakhshi (61)	Mr. Sandeep Bakhshi is an engineer and an MBA. Mr. Sandeep Bakhshi has been with the ICICI Group since 1986. Over the years he has worked in various assignments at ICICI Limited, ICICI Lombard General Insurance Company Limited, ICICI Bank Limited and ICICI Prudential Life Insurance Company Limited. He was appointed as Chief Operating Officer (Designate) on June 19, 2018 and was appointed as Managing Director and CEO of ICICI Bank Limited on October 15, 2018.	October 3, 2023(2)	842,505
Executive Director	Ms. Vishakha Mulye (52)	Ms. Vishakha Mulye is a Chartered Accountant and has been with the ICICI Group since 1993. She has worked in the areas of strategy, finance, treasury and markets, structured finance, corporate and project finance, insurance and private equity. She was the Chief Financial Officer of ICICI Bank from 2005 to 2007, Executive Director of ICICI Lombard General Insurance Company from 2007 to 2009, and Managing Director and Chief Executive	January 18, 2024(3)	1,223,037 (Includes shares held jointly with relatives)

		Officer of ICICI Venture Funds Management Company from 2009 to 2015. She was appointed as an Executive Director of ICICI Bank effective January 19, 2016 and is responsible for the domestic and international wholesale banking, proprietary trading, markets and transaction banking businesses at the Bank.
Executive Director	Mr. Anup Bagchi (51)	Mr. Anup Bagchi has a management degree from the Indian Institute of Management, Bangalore and an engineering degree from the Indian Institute of Technology, Kanpur. Mr. Bagchi joined the ICICI Group in 1992 and has worked extensively in the areas of retail banking, corporate banking, treasury, investment banking, small scale industry and payment and settlement systems. From 2011 to 2016, Mr. Anup Bagchi was the Managing Director and Chief Executive Officer of ICICI Securities Limited. He was appointed as an Executive Director of ICICI Bank effective February 1, 2017 and is responsible for retail banking, rural & agriculture, small and medium enterprise as well as corporate branding for the Bank.	January 31, 2022(4)	100,000
Executive Director	Mr. Sandeep Batra (55)	Mr. Sandeep Batra is a chartered accountant and a company secretary and has been with the ICICI Group since 2000. He joined as Chief Financial Officer of ICICI Prudential Life Insurance Company Limited in 2000 and subsequently has held positions as Group Compliance Officer of ICICI Bank Limited, Executive Director of ICICI Prudential Life Insurance Company Limited and President at ICICI Bank Limited. He was appointed as Executive Director of ICICI Bank Limited effective December 23, 2020 and is responsible for technology, corporate communication, operations, customer service, legal, human resources and secretarial functions and has administrative oversight over Risk,	December 22, 2023 (5)	111,000

Internal Audit and Financial Crime Prevention and Compliance functions.
Group Chief Financial Officer	Mr. Rakesh Jha (50)	Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI Limited in 1996 and has worked in various areas including planning, strategy, finance and treasury. He was designated as the Deputy Chief Financial Officer of ICICI Bank in May 2007 and Chief Financial Officer in October 2013. His responsibilities include financial reporting, planning and strategy and asset-liability management.	Regular employment	40,750

(1)	Mr. Girish Chandra Chaturvedi was appointed as an independent director from July 1, 2018 to June 30, 2021. Mr. Girish Chandra Chaturvedi was appointed as non-executive (part-time) Chairman effective July 17, 2018 to June 30, 2021. The Board of Directors at its meeting held on May 9, 2020 approved the re-appointment of Mr. Girish Chandra Chaturvedi as an independent director for a period of three years effective from July 1, 2021, subject to the approval of shareholders. The Board of Directors also approved the re-appointment of Mr. Girish Chandra Chaturvedi as non-executive (part-time) Chairman for a period of three years effective from July 1, 2021, subject to the approval of shareholders and Reserve Bank of India. The shareholders at the annual general meeting held on August 14, 2020 approved the re-appointment of Mr. Girish Chandra Chaturvedi as an independent director for a period of three years effective from July 1, 2021. The shareholders also approved the re-appointment of Mr. Girish Chandra Chaturvedi as non-executive (part-time) Chairman for a period of three years effective from July 1, 2021, subject to approval of the Reserve Bank of India. On June 8, 2021, the Reserve Bank of India approved the re-appointment of Mr. Girish Chandra Chaturvedi as non-executive (part-time) Chairman of the Bank for a period of three years effective from July 1, 2021.

(2)	Mr. Sandeep Bakhshi was appointed as a Wholetime Director and Chief Operating Officer (Designate) by the Board of Directors at its meeting held on June 18, 2018. The Reserve Bank of India and shareholders approved the appointment as a Wholetime Director effective from July 31, 2018. The Board of Directors at its meeting held on October 4, 2018 approved the appointment of Mr. Sandeep Bakhshi as Managing Director and CEO for a period of five years, subject to the approval of the Reserve Bank of India and shareholders. The Reserve Bank of India approved his appointment as Managing Director and CEO for a period of three years effective from October 15, 2018. The shareholders approved the appointment of Mr. Sandeep Bakhshi as Managing Director and CEO of the Bank for a period effective from October 15, 2018 to October 3, 2023. The Board of Directors at its meeting held on October 31, 2020 approved the filing of an application to the Reserve Bank of India in respect of re-appointment of Mr. Sandeep Bakhshi as Managing Director and CEO for further period effective from October 15, 2021 until October 3, 2023. Reserve Bank of India vide its letter dated August 24, 2021 approved the re-appointment of Mr. Sandeep Bakhshi as Managing Director and CEO of the Bank with effect from October 15, 2021 till October 3, 2023.

(3)	Ms. Vishakha Mulye was appointed as a Wholetime Director (designated as an Executive Director) effective from January 19, 2016 as per the approval of the shareholders and the Reserve Bank of India. The shareholders approved her appointment as Executive Director for a period of five years from January 19, 2016 to January 19, 2021. The Reserve Bank of India approved her appointment as Executive Director initially for a period of three years effective from January 19, 2016 to January 18, 2019, and subsequently for a further two years effective from January 19, 2019 to January 18, 2021. The Board of Directors at its Meeting held on May 9, 2020 approved the re-appointment of Ms. Mulye as Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from January 19, 2021, subject to the approval of shareholders and Reserve Bank of India. The shareholders at the Annual General Meeting held on August 14, 2020 approved her re-appointment as a Wholetime Director (designated as Executive Director) for a period of five years effective from January 19, 2021, subject to the approval of Reserve Bank of India. The Reserve Bank of India vide its letter dated January 8, 2021 has approved her re-appointment as an Executive Director of the Bank for a period of three years effective from January 19, 2021.

(4)	Mr. Anup Bagchi was appointed as a Wholetime Director (designated as an Executive Director) effective from February 1, 2017 as per the approval of the shareholders and the Reserve Bank of India. The shareholders approved his appointment as Executive Director for a period of five years from February 1, 2017 to January 31, 2022. The Reserve Bank of India approved his appointment as Executive Director initially for a period of three years from February 1, 2017 to January 31, 2020, and subsequently for a further of two years from February 1, 2020 to January 31, 2022. The Board of Directors at its meeting held on April 24, 2021 approved his re-appointment as Wholetime Director (designated as Executive Director) for a period of five years or date of retirement, whichever is earlier effective from February 1, 2022, subject to the approval of shareholders and the Reserve Bank of India. The shareholders at the Annual General Meeting held on August 20, 2021 approved the re-appointment of Mr. Bagchi as a Wholetime Director (designated as Executive Director) for a period of five years or date of retirement, whichever is earlier effective from February 1, 2022, subject to the approval of the Reserve Bank of India. The approval of the Reserve Bank of India is awaited.

(5)	Mr. Sandeep Batra was appointed as a Wholetime Director (designated as an Executive Director) by the Board of Directors at its meeting held on May 6, 2019 for a period of five years effective from May 7, 2019 or the date of approval of his appointment by the Reserve Bank of India, whichever is later. The shareholders at the annual general meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Batra as a Wholetime Director (designated as an Executive Director) for a period of five years effective from May 7, 2019 or the date of approval from the Reserve Bank of India, whichever is later. In line with a Reserve Bank of India letter dated October 30, 2019, the Board of Directors at its meeting held on September 16, 2020 approved the filing of a fresh application to the Reserve Bank of India for the purpose of approval of appointment of Mr. Sandeep Batra as a Wholetime Director (designated as Executive Director) of the Bank, for a period of five years or date of retirement, whichever is earlier, effective from September 17, 2020 or the date of approval of appointment by Reserve Bank of India, whichever is later. The Reserve Bank of India has approved the appointment of Mr. Sandeep Batra as an Executive Director of the Bank for a period of three years from the date of his taking charge as an Executive Director. The Board of Directors through a circular resolution dated December 23, 2020 recorded December 23, 2020 as the effective date of appointment and taking charge by Mr. Sandeep Batra as a Wholetime Director (designated as an Executive Director) of the Bank.

(6)	Dates mentioned under “Term” in respect of non-executive directors (other than the Chairman) refer to the maximum tenure permitted under the Banking Regulation Act.

VI.	FINANCIAL CONDITION

The original English interim financial statements of ICICI Bank Limited for the six-month period ended September 30, 2021 presented in this document are the extracts from the Form 6-K filed with the U.S. Securities and Exchange Commission on October 25, 2021, and are prepared in accordance with accounting principles generally accepted in India ("Indian GAAP").

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 76 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These interim financial statements of the Bank were summary financial information and extracted from the condensed interim financial statements. The complete set of condensed interim financial statements for the six-month period ended September 30, 2021 were reviewed by the joint statutory auditors, MSKA & Associates, Chartered Accountants and Khimji Kunverji & Co LLP, Chartered Accountants. Since the complete set of the unaudited condensed interim financial statements were not filed with the U.S. Securities and Exchange Commission, the same has not been included in this document.

The interim financial statements of the Bank are presented in Indian rupees. For Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs. 1 = ¥1.67, which was the telegraphic transfer customer selling exchange rate of MUFG Bank, Ltd. as of December 1, 2021.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.	Interim Financial Statements

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

	Six months ended		Six months ended
	30-Sep-20		30-Sep-21
	Rs. crore	JPY mn	Rs. crore	JPY mn
Net interest income	18,646	311,388	22,626	377,854
Non-interest income	5,866	97,962	8,106	135,370
-Fee income	5,243	87,558	7,030	117,401
-Dividend income from subsidiaries	521	8,701	993	16,583
-Other income	102	1,703	83	1,386
Less:
Operating expense	9,779	163,309	12,609[4]	210,570[4]
Core operating profit[1]	14,733	246,041	18,123	302,654
-Treasury income	4,305[2,3]	71,894[2,3]	686	11,456
Operating profit	19,038	317,935	18,809	314,110
Less:
Covid-19 related provisions	6,047	100,985	(1,050)	(17,535)
Other provisions	4,542	75,851	6,615	110,471
Profit before tax	8,448	141,082	13,244	221,175
Less:
Provision for taxes	1,598	26,687	3,117	52,054
Profit after tax	6,850	114,395	10,127	169,121

1.	Excluding treasury income.

2.	Includes profit on sale of shareholding in subsidiaries of Rs. 3,036 crore (US$ 412 million) for the three months ended June 30, 2020.

3.	Includes profit on sale of shareholding in ICICI Securities of Rs. 305 crore (US$ 41 million) for the three months ended September 30, 2020.

4.	The Reserve Bank of India, through its clarification dated August 30, 2021, has advised banks that the fair value of share-linked instruments granted after March 31, 2021 should be recognized as an expense. Accordingly, the Bank has changed its accounting policy from intrinsic value method to fair value method for valuation of all stock options granted after March 31, 2021 under its Employee Stock Options Scheme. The fair value of stock options is estimated on the date of grant using Black-Scholes model and is recognized as employee expense over the vesting period. Accordingly, the Bank has accounted for additional employee expenses of Rs. 125 crore (US$ 17 million) during the quarter and half year ended September 30, 2021 with a consequent reduction in profit after tax by the said amount

5.	Prior period numbers have been re-arranged where necessary.

Summary Balance Sheet (as per standalone Indian GAAP accounts)

	September 30, 2021		March 31, 2021
	Rs. crore	JPY mn	Rs. crore	JPY mn
Capital and Liabilities
Capital	1,387	23,163	1,383[1]	23,096
Employee stock option outstanding	127	2,121	3	50
Reserve and surplus	155,270	2,593,009	146,123	2,440,254
Deposits	977,449	16,323,398	932,522	15,573,117
Borrowings (includes subordinated debt)	82,989	1,385,916	91,631	1,530,238
Other liabilities	58,780	981,626	58,771	981,476
Total capital and liabilities	1,276,002	21,309,233	1,230,433	20,548,231

Assets
Cash and balances with Reserve Bank of India	45,097	753,120	46,031	768,718
Balance with banks and money at call and short notice	104,947	1,752,615	87,097	1,454,520
Investments	285,220	4,763,174	281,287	4,697,493
Advances	764,937	12,774,448	733,729	12,253,274
Fixed assets	9,153	152,855	8,878	148,263
Other assets	66,648	1,113,022	73,411	1,225,964
Total Assets	1,276,002	21,309,233	1,230,433	20,548,231

1.	During the year ended March 31, 2021, the Bank issued 418,994,413 equity shares of face value of Rs. 2 each at a price of Rs. 358 per equity share including a premium of Rs. 356 per equity share, aggregating to Rs. 15,000 core (US$ 2.0 billion) through Qualified Institutions Placement.

2.	Prior period figures have been re-grouped/re-arranged where necessary.

Consolidated Financial Results

	Six months ended				Year ended
	September 30, 2021		September 30, 2020		March 31, 2021
	Rs. crore	JPY mn	Rs. crore	JPY mn	Rs. crore	JPY mn
	(Unaudited)		(Unaudited)		(Audited)
Interest earned	46,093.16	769,755.77	44,649.20	745,641.64	89,162.66	1,489,016.42
-Interest/discount on advances/bills	32,185.92	537,504.86	30,141.63	503,365.22	60,261.69	1,006,370.22
-Income on investments	10,982.19	183,402.57	11,914.75	198,976.33	23,264.25	388,512.98
-Interest on balances with Reserve Bank of India and other inter-bank funds	519.01	8,667.47	993.19	16,586.27	1,881.72	31,424.72
-Others	2,406.04	40,180.87	1,599.63	26,713.82	3,755.00	62,708.50
Other income	28,743.30	480,013.11	32,556.27	543,689.71	72,029.53	1,202,893.15
TOTAL INCOME	74,836.46	1,249,768.88	77,205.47	1,289,331.35	161,192.19	2,691,909.57
Interest expended	20,160.37	336,678.18	22,291.97	372,275.90	42,659.09	712,406.80
Operating expenses	34,137.85	570,102.10	32,754.23	546,995.64	76,271.67	1,273,736.89
-Employee cost	5,993.69	100,094.62	5,589.29	93,341.14	11,050.91	184,550.20
-Other operating expenses	28,144.16	470,007.47	27,164.94	453,654.50	65,220.76	1,089,186.69
TOTAL EXPENDITURE (excluding provisions and contingencies)	54,298.22	906,780.27	55,046.20	919,271.54	118,930.76	1,986,143.69
OPERATING PROFIT (Profit before provisions and contingencies)	20,538.24	342,988.61	22,159.27	370,059.81	42,261.43	705,765.88
Provisions (other than tax) and contingencies	5,744.84	95,938.83	10,754.53	179,600.65	16,377.39	273,502.41
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX	14,793.40	247,049.78	11,404.74	190,459.16	25,884.04	432,263.47
Exceptional items
Add: Share of profit in associates	382.68	6,390.76	55.27	923.01	144.29	2,409.64
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX	15,176.08	253,440.54	11,460.01	191,382.17	26,028.33	434,673.11
Tax expense	3,686.82	61,569.89	2,446.77	40,861.06	5,664.37	94,594.98
-Current period tax	3,460.19	57,785.17	2,840.90	47,443.03	6,261.18	104,561.71
-Deferred tax adjustment	226.63	3,784.72	(394.13)	(6581.97)	(596.81)	(9,966.73)
Less: Share of profit/(loss) of minority shareholders	634.65	10,598.66	1,013.23	16,920.94	1,979.64	33,059.99
NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX	10,854.61	181,271.99	8,000.01	133,600.17	18,384.32	307,018.14
Extraordinary items (net of tax expenses)
NET PROFIT/(LOSS) FOR THE PERIOD	10,854.61	181,271.99	8,000.01	133,600.17	18,384.32	307,018.14
Paid-up equity share capital (face value Rs. 2/- each)	1,387.09	23,164.40	1,379.46	23,036.98	1,383.41	23,102.95
Reserves excluding revaluation reserves	163,965.39	2,738,222.01	141,499.23	2,363,037.14	153,075.71	2,556,364.36
Analytical ratios
Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	15.67	261.69	12.15	202.91	27.26	455.24
Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs.) (in JPY)	15.34	256.18	12.01	200.57	26.83	448.06

2.	Other Information

(1)       Legal and Regulatory Proceedings

There has been no material change in legal and regulatory proceedings, since the last ASR filed on September 28, 2021 for fiscal 2021, except for the following.

•	ICICI Bank (DIFC branch) had advanced a term loan to Singaporean borrower, backed by a corporate guarantee from an Indonesian guarantor. Upon defaults by the borrower, the Bank commenced legal proceedings against borrower and guarantor in Singapore. Thereafter, a counterclaim suit was filed by the guarantor against the Bank in Indonesia challenging the validity of the guarantee documentation and seeking monetary damages. Similar suits were also filed in Indonesian courts by other guarantors in similar loan transactions with the borrower, which have since been revoked. At the last hearing for the present suit filed by the guarantor, the court has approved its revocation, and the revocation order is awaited. Based on the evaluation of likelihood of outcome, the assessment of liability has been classified as remote.

The following penalties were imposed and paid by us, since the last ASR filed on September 28, 2021 for fiscal 2021:

•	National Housing Bank, through its letter dated August 13, 2021, imposed a penalty of Rs. 30,000/- on ICICI Home Finance Company Limited for non-compliance under Paragraph 28 ‘provisioning requirement’ of The Housing Finance Companies (NHB) Directions, 2010.

•	In December 2021, the Reserve Bank of India imposed a penalty of Rs. 3 million on the Bank under the provisions of Section 46(4) (i) read with Section 47A (1) of the Banking Regulation Act, 1949 for non-compliance with certain directions issued by the Reserve Bank of India on ‘Levy of Penal charges on non-maintenance of minimum balance in savings bank accounts’ dated November 20, 2014.

(2)       Subsequent Events

Not applicable.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2021 include notes describing the differences between accounting principles generally accepted in India and those in the United States of America (“U.S. GAAP”) and disclose net income and stockholders’ equity under U.S. GAAP. The significant differences between the accounting policies under U.S. GAAP and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights, except the entities in which the control does not rest with the Bank. The Bank also consolidates entities deemed to be variable interest entities (VIEs) where the Bank is determined to be the primary beneficiary under ASC Subtopic, 810-

10, “Consolidation – Overall”, “Consolidation of Variable Interest Entities”. Under U.S. GAAP, an entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot direct the activities of a legal entity that most significantly impact the entity’s economic performance, or that do not have an obligation to absorb the expected losses or the right to receive the expected residual returns of the entity.

Under Japanese accounting principles, concept of variable interest entities is not used to determine the scope of consolidation.

(2)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value on venture capital investments recognized as gain/loss in the profit and loss account under U.S. GAAP.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)	Fair value accounting of financial instruments

The Bank, converted a portion of its loan to certain entities into equity as per strategic debt restructuring guidelines issued by the Reserve Bank of India. Under U.S. GAAP, these entities were considered as equity affiliates under ASC subtopic 323-10 because of deemed significant influence due to ownership interest and management rights. The Bank opted for fair value option of these equity affiliates under ASC Topic 825 ‘Financial Instruments’. Accordingly, fair value changes in the loans, guarantees and investments were accounted through income statement.

Under Japanese accounting principles, fair value option for financial instruments such as above is not allowed.

(4)	Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from business combinations is required to be amortized systematically, over a period not exceeding 20 years. Also, goodwill is subject to an impairment testing.

(5)	Revenue recognition

Under U.S. GAAP, as per ASC Topic 606 an entity applies a five-step model to determine when to recognize revenue and what amount. Under this model, an entity recognizes its revenue when (or as) an entity transfers goods or services to a customer, measured at the amount to which the entity expects to be entitled.

Under Japanese accounting principles, revenue related to the sales of goods or rendering of services had been recognized in accordance with the realization principle.

In March 30, 2018, Accounting Standard Board of Japan (ASBJ) issued ASBJ Statement No.29 `Accounting Standard for Revenue Recognition” which intended to stipulate accounting and disclosure over revenue. The new standard is generally same with the U.S. GAAP’s ASC Topic 606 “Revenue from customer contracts”. The new standard will be adopted from the year beginning on or after April 1, 2021 but early adoption is permitted.

(6)	Loan origination fees

Under U.S. GAAP, loan origination fees (net of certain costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(7)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items.

Under Japanese accounting principles, gains and losses arising from changes in fair value of both hedging items and hedging instruments are directly recognized in equity, net of tax effect.

(8)	Fair Value Measurements

Under U.S. GAAP, ASC Topic 820 “Fair Value Measurements and Disclosures” establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value.

Under Japanese accounting principles, “Practical Guidelines Concerning Accounting for Financial Instruments” provides guidance on fair value and “Practical Treatment for Measuring Fair Value of Financial Assets” has also been issued, but there was no specific standards equivalent to U.S. GAAP for fair value measurement exist.

However, from the beginning of the fiscal year starting on or after April 1, 2021, ASBJ Statement No. 30 "Accounting Standard for Calculation of Fair Value" and ASBJ Guidance No. 31 "Guidance on Accounting Standard for Calculation of Fair Value" have been applied. As a result, U.S. GAAP and Japanese GAAP have similar concepts of fair value, but Japanese GAAP covers financial instruments and inventories held for trading purposes only. Equity securities and others for which market prices are not available shall be carried in the balance sheet at the acquisition cost in accordance with conventional ASBJ Statement No. 10, "Accounting standards for financial instruments".

(9)	Allowance for impairment losses on available-for-sale debt securities

Under U.S. GAAP, ASC Topic 326 “Financial Instruments – Credit Losses” requires an entity to identify whether the decline in the fair value below the amortized cost basis of the debt security has resulted from credit loss or other factors. Impairment allowance relating to credit losses are to be recognized in earnings and the non-credit risk component in other comprehensive income. However, the allowance should be limited by the amount that the fair value is less than the amortized cost basis. If an entity has the intent to sell the debt security, or if it is more likely than not that the entity will be required to sell the debt security before recovery of its amortized cost basis, any allowance for credit losses shall be written off and the amortized cost basis shall be written down to the debt security’s fair value at the reporting date with any incremental impairment reported in earnings.

In Japan, impairment is not distinguished between the credit risk component and the non-credit risk component, and the entire amount of impairment including the non-credit risk component is recognized as a loss.

(10)	Accounting for Equity Securities

Under U.S. GAAP, in accordance with ASC Topic 321-10-35 “Equity Securities – Subsequent Measurement”, equity securities are subsequently measured at fair value in the balance sheet, and unrealized holding gains and losses are included in earnings. However, equity securities without readily determinable fair values are measured by electing either a) at fair value and the change is recognized in earnings or b) measured at cost minus impairment plus/minus changes resulting from observable price changes for identical or similar investment of the same issuer, and the adjustment is recognized in earnings.

In Japan, equity securities are measured in accordance with their classification (trading securities, subsidiary and associates’ securities, available-for-sale securities). The trading securities are marked-to-market through earnings. Investments in subsidiaries and associates’ securities are carried in the balance sheet at cost. Available-for-sale securities are marked-to-market with changes recognized through equity and losses may be recognized through earnings. The securities for which the market price is not available are carried at cost. Investment in subsidiary and associates’ securities as well as available-for-sale securities are subject to impairment accounting.

(11)	Pensions

In accordance with ASC Topic 715 “Compensation – Retirement Benefit” under U.S. GAAP, net pension cost represents service cost, interest cost, actual return on plan assets, amortization of prior service liability and others. Amortization of unrecognized gains and losses (actuarial gains and losses, prior service cost) is included in net periodic benefit cost if, as of the beginning of the year, the net actuarial gain or loss exceeds ten percent of the greater of the projected benefit obligation (“PBO”) or the fair value of the plan assets (“corridor approach”). Any differences between net pension cost charged against income and the amount actually funded is recorded as accrued or prepaid pension cost.

In addition, the difference between the plan assets and the PBO is recognized on the balance sheet as assets or liabilities, and unrecognized gains and losses which are not recognized in current net pension cost, net of tax effect, are recorded as a component of accumulated other comprehensive income. The difference between the plan assets recorded in accumulated other comprehensive income and PBO is subsequently amortized into net pension cost and recycled from accumulated other comprehensive income.

In Japan, similar accounting treatment is also required for the accounting of unrecognized prior year service costs and actuarial gains or losses; however, the corridor approach is not allowed.

(12)	Post-retirement Benefits other than pensions

ASC Topic 715 also requires the recognition of costs related to post-retirement benefits on an accrual basis over the expected service period of the employees rather than expensing such costs as incurred. In addition, unrecognized gains and losses which are not recognized in current net benefit cost, net of tax effect, are recorded as a component of accumulated other comprehensive income.

In Japan, such plans are not commonly provided and therefore no specific accounting standards exist and such costs are expensed as incurred as a practice.

(13)	Accounting for Uncertainty in Income Taxes

ASC Topic 740, “Income Taxes” addresses the recognition and measurement of uncertain tax positions taken or expected to be taken in income tax returns. Under the standard, the financial statement effects of a tax position are recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. The standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure of uncertain tax positions.

In Japan, no accounting standard has been established for uncertainty in tax positions.

(14)	Leases (lessee’s accounting)

Under U.S. GAAP, a right to use asset and a lease liability are required to be recognized at the commencement of the lease for all leases on adoption of ASC Topic 842 - “Leases” and a single lease cost is recognized, which is calculated such that the cost of the operating lease is allocated over the lease term generally on a straight line basis.

In Japan, lease contracts are classified as finance lease and operating lease, and for a finance lease, lease assets and lease liability are recognized. In addition, finance lease is accounted for in the same way as buy/ sell transaction, and operating lease transactions are accounted for in the same way as rental transaction.

(15)	Allowance for expected credit losses

Under U.S. GAAP, as per ASC Topic 326- Financial Instruments – Credit Losses, the allowance for lifetime expected credit losses on financial receivables are to be computed after considering the past and current available information, which would reflect current estimation of all lifetime expected credit losses. An entity is required to measure lifetime expected credit losses of financial assets on a collective (pool) basis when similar risk characteristic(s) exist. If an entity determines that a financial asset does not share risk characteristics with its other financial assets, the entity shall evaluate the financial asset for lifetime expected credit losses on an individual basis. If a financial asset is evaluated on an individual basis, an entity also should not include it in a collective evaluation. That is, financial assets should not be included in both collective assessments and individual assessments.

In Japan, general and specific reserves are established for loan losses deemed to be uncollectible by management. General reserve for normal receivables shall be estimated using reasonable criteria established in accordance with the condition of the receivables, such as the historical credit loss percentage, either by regarding all receivables as a whole, or by classifying the receivables into subclasses or similar receivables. Specific reserve applied to receivables that are individually identified as being uncollectible, are established based on a solvency analysis of each borrower.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. The significant differences between the accounting policies adopted by the Bank and Japanese accounting principles are summarized below:

(1)	Principles of consolidation

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, are fully consolidated on a line-by-line basis. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity.

Under Japanese accounting principles, jointly controlled entities are treated as affiliate and accounted for using equity method accounting, when they meet certain requirement, and there is no concept of proportionate consolidation method. Japanese accounting principle is silent about consolidation of entities with lack of their ability to transfer funds to parents.

Under Japanese accounting principles, on acquisition of control in investee company, which was earlier accounted as an equity affiliate, investment in equity affiliate needs to be re-measured at fair value on acquisition date with resulting gain/loss accounted through profit and loss account.

(2)	Sale of stake in subsidiary company

Under Indian GAAP, gain or loss on sale of equity stake in a subsidiary company is recognized in the income statement.

Under Japanese accounting principles, when the parent’s control over a subsidiary continues, the difference between the amount of parent’s share in the subsidiary pertaining to partial disposition and the sales proceeds is reflected in capital surplus, and not recognized in the income statement.

(3)	Sale of loans

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains/losses are accounted for, only if the Bank surrenders the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with Reserve Bank of India guidelines for securitization of standard assets, with effect from February 1, 2006, the profit/premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, Reserve Bank of India guidelines require the profit/premium arising from securitization to be amortized based on the method prescribed in the guidelines. The Bank accounts for any loss arising from securitisation immediately at the time of sale.

Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of direct assignment of loan assets is recognised at the time of sale.

In accordance with Reserve Bank of India guidelines, in case of non-performing/special mention account-2 loans sold to securitization company/reconstruction company, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognized by the Bank in the year in which the loan is sold.

Under Japanese accounting principles, the transfer of loans is recognized as sales and the resulting gains or losses are recognized if de-recognition requirements for financial assets under the financial component approach are met.

(4)	Retirement benefit

Under Indian GAAP, defined benefit plans are accounted for based on actuarial valuation with actuarial gains and losses recognized directly in the profit and loss account.

Under Japanese accounting principles, defined benefit plans are accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(5)	Mark-to-market of securities

The Bank carries the held to maturity securities at the acquisition/amortized cost. The available for sale and held for trading securities are valued scrip-wise. Depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealized, is ignored, while net depreciation is provided for. The depreciation on securities acquired by way of conversion is fully provided for. Non-performing investments are identified based on Reserve Bank of India guidelines. The unrealized gains and losses of the Bank’s consolidated venture capital investments are transferred to Reserves and Surplus.

Under Japanese accounting principles, unrealized gains and losses on trading securities are recognized in the profit and loss account. For available for sale securities, unrealized gain is principally recorded to the equity section, but it is allowed to record unrealized losses in the profit and loss account. Held to maturity securities are recorded on an amortized cost basis. Additionally, under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(6)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments, are charged to the profit and loss account.

Under Japanese accounting principles, such costs are included in acquisition costs of securities.

(7)	Provisions for loan losses

The Bank classifies its loans and advances, including at overseas branches and over-dues arising from crystalized derivative contracts, into performing and non-performing assets in accordance with Reserve Bank of India guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations, but which are standard as per extant Reserve Bank of India guidelines are classified as non-performing assets to the extent of amount outstanding in the respective host country. In accordance with the Reserve Bank of India circular dated April 17, 2020, the moratorium granted to certain borrowers is excluded from the determination of number of days past-due/out-of-order status for the purpose of asset classification. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. Interest on nonperforming advances is transferred to an interest suspense account and not recognised in profit and loss account until received.

The Bank considers an account as restructured, where for economic or legal reasons relating to the borrower’s financial difficulty, the Bank grants concessions to the borrower, that the Bank would not otherwise consider. The moratorium granted to the borrowers based on Reserve Bank of India guidelines, subsequent due to outbreak of Covid-19 pandemic, is not accounted as restructuring of loan. Reserve Bank of India guidelines on ‘Resolution Framework for COVID-19-related Stress’ provide a prudential framework for resolution plan of certain loans. The borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are fully provided. For impaired loans and advances held in overseas branches, which are performing as per Reserve Bank of India guidelines but are classified as non-performing assets based on host country guidelines, provisions are made as per the host country regulations. For loans and advances held in overseas branches, which are non-performing assets both as per Reserve Bank of India guidelines and as per the host country guidelines, provisions are made at the higher of the provisions required under Reserve Bank of India regulations and host country regulations. Provision on homogeneous retail loans and advances, subject to minimum provisioning requirements of the Reserve Bank of India, are assessed at a borrower level, on the basis of the ageing of the loans. The specific provisions on non-performing retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to the Reserve Bank of India, the entire amount is provided for over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or wilful defaulters, the Bank makes accelerated provisions as per guidelines issued by the Reserve Bank of India.

The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with Reserve Bank of India directions, including the direction for provision on accounts referred to National Company Law Tribunal under the Insolvency and Bankruptcy Code, 2016.

Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made by the Bank in accordance with the applicable Reserve Bank of India guidelines. Non-performing and restructured loans are upgraded to standard as per extant Reserve Bank of India guidelines or host country regulations, as applicable.

In accordance with Reserve Bank of India guidelines, the NPAs are written-off in accordance with the Bank’s policy. Amounts recovered against bad debts written-off are recognized in the profit and loss account.

The Bank maintains general provision on performing loans and advances in accordance with Reserve Bank of India guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sectors, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per large exposure framework of the Reserve Bank of India. For performing loans and advances in overseas branches, the general provision is made at the higher of the host country regulations requirement and the Reserve Bank of India requirement.

In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

The Bank makes additional provisions as per Reserve Bank of India guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the Reserve Bank of India, from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per Reserve Bank of India guidelines.

The Bank has granted moratorium towards the payment of principal and/or interest in case of certain borrowers in accordance with Reserve Bank of India guidelines. Further, Reserve Bank of India guidelines on ‘Resolution Framework for COVID-19-related Stress’ provide a prudential framework for resolution plan of certain loans. The Bank makes general provision on such loans at rates equal or higher than requirements stipulated in Reserve Bank of India circular. The Bank also makes additional Covid-19 related provision.

The Bank makes floating provision as per the Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision can only be utilized with the approval of the Board and the Reserve Bank of India.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe specific rates to be used for calculation of provisions in banks.

(8)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. The Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and periodically thereafter. Hedged swaps are accounted for on an accrual basis and not marked to market unless their underlying transaction is marked to market. Gains or losses arising from hedge ineffectiveness, if any, are recognised in the Profit and Loss Account. Based on Reserve Bank of India circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance note on Accounting for Derivative Contracts issued by the Institute of Chartered Accounts of India.

Under Japanese accounting principles, all derivatives are marked to market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(9)	Deferred tax

Under Indian GAAP, deferred tax assets on unabsorbed depreciation or carried forward losses are recognized only if there is virtual certainty of realization of such assets.

Under Indian GAAP, deferred taxes on undistributed earnings of subsidiaries and affiliates are not recognized.

Under Japanese accounting principles, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(10)	Business Combination

Under Indian GAAP, for the acquisitions approved by the Reserve Bank of India, the difference between the purchase consideration and the fair value of net assets acquired was treated in accordance with the approved scheme of merger whereby the difference was adjusted from reserves.

Under Japanese accounting principles, business combinations are principally accounted for by the purchase method. The acquisition cost (fair value of the consideration transferred at the date of business combination) is allocated based on the fair value of the identifiable assets and identifiable liabilities, within the assets transferred and liabilities assumed. When there is a separately transferable asset such as a legal right within the assets transferred, this intangible asset is treated as an identifiable asset. The excess of the acquisition cost over the net of the identifiable assets and identifiable liabilities is accounted for as goodwill.

(11)	Property, Plant and Equipment

Non-banking assets acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant Reserve Bank of India guidelines or specific directions of the Reverse Bank of India.

There is no accounting principle ruling for assets acquired in satisfaction of claims under Japanese accounting principles.

VII.	TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rate between the Indian rupee, which is the currency in which the financial statements of the Bank are presented, and the Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report and the attachments thereto pertaining to fiscal 2021	filed on September 28, 2021

PART II. INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.

Table of Contents

Item

1.	FORM 6-K dated December 27, 2021
2.	Semi-Annual Report filed with the Kanto Local Finance Bureau, Japan on December 27, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 27, 2021	By:	/s/ Vivek Ranjan

			Name :	Mr. Vivek Ranjan
			Title :	Chief Manager